UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

OPNET Technologies, Inc.

(Name of Subject Company)

OPNET Technologies, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683757108

(CUSIP Number of Class of Securities)

Marc A. Cohen

Chairman of the Board and Chief Executive Officer

OPNET Technologies, Inc.

7255 Woodmont Avenue

Bethesda, Maryland 20814-7900

(240) 497-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With copies to:

Jennifer Fonner DiNucci Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Brent B. Siler Cooley LLP Reston Town Center 11951 Freedom Drive Reston, Virginia 20190-5656 (703) 456-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is OPNET Technologies, Inc., a Delaware corporation (the “Company” or “OPNET”). The address of the principal executive offices of the Company is 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, and its telephone number is (240) 497-3000.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (“Common Stock”). As of the close of business on October 28, 2012, there were 23,205,154 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and address. The name, business address and business telephone number of OPNET Technologies, Inc., which is the subject company filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender offer. This Schedule 14D-9 relates to an exchange offer by Octagon Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), disclosed in a Tender Offer Statement on Schedule TO, dated November 14, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to acquire all of the outstanding shares of Common Stock (the “Shares”) in exchange for consideration per Share consisting of (i) $36.55 in cash (the “Cash Consideration”) and (ii) 0.2774 of a share of Riverbed common stock, par value $0.001 per share (the “Riverbed Stock”) (the “Stock Consideration” and together with the Cash Consideration, the “Offer Price”), without interest, and upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated November 14, 2012 (as originally filed with the registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) relating to the shares of Riverbed Stock to be issued to the stockholders of OPNET in the Offer and the Merger, and as amended or supplemented from time to time, the “Prospectus/Offer to Exchange”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Prospectus/Offer to Exchange constitute the “Offer”). The Schedule TO was filed with the SEC on November 14, 2012. Copies of the Prospectus/Offer to Exchange and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The fraction of a share of Riverbed Stock constituting the Stock Consideration (0.2774) is equal to $6.45 divided by the average closing price of Riverbed Stock over the five trading days immediately preceding the date of the Merger Agreement. The nominal value of the Stock Consideration at October 28, 2012 was $6.275 per Share, based on the $22.62 closing price of a share of Riverbed Stock on October 26, 2012, the last trading day preceding the date of the Merger Agreement. The aggregate consideration per Share (the “Aggregate Consideration”) had a nominal value of $42.825 at October 28, 2012. The actual value of the Stock Consideration and the Aggregate Consideration will fluctuate based on changes in the price of a share of Riverbed Stock and may be higher or lower than the values at October 28, 2012.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 28, 2012 (as such agreement may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among Riverbed, Acquisition Sub and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Acquisition Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, in which each outstanding Share (except for (a) Shares held by the Company (or in the Company’s treasury), Riverbed, Acquisition Sub or any other wholly owned subsidiary of Riverbed, which will be cancelled and retired and cease to exist, (b) Shares held by any wholly owned subsidiary of the Company, which will remain issued and outstanding and (c) Shares held by OPNET stockholders who have properly preserved their appraisal rights, if any, under Delaware law) will be converted into the right to receive the Offer Price, without interest, and upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange for each Share validly tendered and not properly withdrawn prior to the expiration of the Offer, subject to appraisal rights to the extent applicable under Delaware law. At the effective time of the Merger (the “Effective Time”), OPNET will become a wholly owned subsidiary of Riverbed. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Riverbed and Acquisition Sub is 199 Fremont Street, San Francisco, California 94105.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Riverbed, Acquisition Sub or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Riverbed’s right pursuant to the Merger Agreement to designate persons to OPNET’s board of directors after the first time at which Acquisition Sub accepts for payment any Shares tendered pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a) Arrangements with Current Executive Officers and Directors of the Company.

Current Executive Officers and Directors

OPNET’s executive officers and directors as of the date hereof are:

Executive Officer/Director	Position Held with Company
Marc A. Cohen	Chairman of the Board and Chief Executive Officer
Alain J. Cohen	President, Chief Technology Officer and Director
Mel F. Wesley	Senior Vice President and Chief Financial Officer
Steven G. Finn	Director
Ronald W. Kaiser	Director
William F. Stasior	Director

Interests of Certain Persons

The executive officers and directors of the Company may be deemed to have interests in the Offer and the Merger that are different from or in addition to the interests of the Company’s stockholders generally. In particular, each executive officer and director of the Company holds restricted stock awards that will become fully vested and all restrictions on such restricted stock awards will lapse as of the completion of the Offer. In addition, one of the executive officers holds stock options that will become fully vested as of the completion of the Offer and all of the executive officers have agreements with Riverbed regarding their employment by Riverbed after the Merger. The OPNET board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement, the Offer and the Merger and recommending that the Company’s stockholders: (i) accept the Offer by tendering their Shares into the Offer; and (ii) if required by applicable law, adopt the Merger Agreement and the Merger.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “Executive Compensation—Summary Compensation Table;” “Executive Compensation—Grants of Plan-Based Awards;” “Executive Compensation—Outstanding Equity Awards at Fiscal Year End;” “Director Compensation;” and “Transactions with Related Persons.”

Cash and Stock Payable for Outstanding Shares Pursuant to the Offer and the Merger

The executive officers and directors of the Company who tender the Shares owned by them for purchase pursuant to the Offer, upon Acquisition Sub’s purchase of the Shares tendered and not properly withdrawn pursuant to the Offer, or who hold Shares at the time of the closing of the Merger will receive the same Cash Consideration and Stock Consideration subject to the same terms and conditions as the other stockholders of the Company. The executive officers and directors of the Company owned, in the aggregate, 7,704,698 Shares (or 33.2% of all outstanding Shares) as of October 28, 2012, excluding Shares issuable upon exercise of options to purchase Shares (whether or not exercisable within 60 days of October 28, 2012), which are discussed below. If the executive officers and directors were to tender all 7,704,698 of those Shares pursuant to the Offer and those Shares were accepted for payment and purchased by Acquisition Sub, the executive officers and directors would receive an aggregate of $281,606,711 in cash and 2,137,281 shares of Riverbed Stock.

The beneficial ownership of Shares held by each executive officer and director is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

The table below sets forth the number of Shares held by the executive officers and directors of the Company as of October 28, 2012, excluding Shares issuable upon exercise of options to purchase Shares (whether or not exercisable within 60 days of October 28, 2012), and the amount of cash and the number of shares of Riverbed Stock they will receive for those Shares assuming they tender them in the Offer.

Executive Officer/Director	Number of Shares Owned	Cash Consideration for Shares Owned	Stock Consideration for Shares Owned (# Riverbed Shares)
Marc A. Cohen	2,743,899	$100,289,508	761,157
Alain J. Cohen	4,693,873	171,561,058	1,302,080
Mel F. Wesley	19,926	728,295	5,527
Steven G. Finn	91,000	3,326,050	25,243
Ronald W. Kaiser	43,000	1,571,650	11,928
William F. Stasior	113,000	4,130,150	31,346

All directors and executive officers as a group (6 persons)	7,704,698	$281,606,711	2,137,281

This table does not reflect acquisitions and transfers of Shares by executive officers or directors subsequent to October 28, 2012. See Item 6—Interest in Securities of the Subject Company for information about acquisitions, transfers and other transactions in the Common Stock during the last 60 days.

Treatment of Stock Options

Immediately prior to the Effective Time, each outstanding and unexercised option, whether or not vested, to acquire Shares, including options granted to the Company’s executive officers and directors, will be converted into an option to acquire a number of shares of Riverbed Stock equal to the number of Shares for which such option was exercisable at the Effective Time multiplied by the “conversion ratio” (rounded down to the nearest whole share). The exercise price per share of each such assumed option will be equal to the exercise price per share set forth in the option agreement for such option at the Effective Time, divided by the conversion ratio (rounded up to the nearest whole cent). The “conversion ratio” will be calculated as a fraction, the numerator of which is equal to: (a) the Cash Consideration; plus (b) the dollar amount determined by multiplying the Stock Consideration by the average of the closing sales prices of a share of Riverbed Stock as reported on the NASDAQ Global Select Market for each of the ten consecutive trading days immediately prior to the closing date of the Merger, and the denominator of which is equal to the average of the closing sales prices of a share of Riverbed Stock as reported on the NASDAQ Global Select Market for each of the ten consecutive trading days immediately prior to the closing date of the Merger, subject to adjustment for stock splits, stock dividends and similar events.

The table below sets forth the number of OPNET stock options held by each executive officer and director as of October 28, 2012 and the corresponding option to acquire shares of Riverbed Stock into which such OPNET option will be converted, assuming each such OPNET option is not exercised prior to the closing of the Merger.

Executive Officer/Director	OPNET Options		Riverbed Options[1]
	Number of Shares	Exercise Price per Share	Number of Shares	Exercise Price per Share
Marc A. Cohen	48,000	$11.75	90,874	$6.21
Alain J. Cohen	—	—	—	—
Mel F. Wesley	40,000	9.79	75,729	5.18
Steven G. Finn	15,000	15.42	28,398	8.15
	10,000	13.25	18,932	7.00
Ronald W. Kaiser	—	—	—	—
William F. Stasior	15,000	15.42	28,398	8.15
	10,000	13.25	18,932	7.00
All directors and executive officers as a group (6 persons)	138,000		261,263

1	Assumes the average of the closing sales prices of a share of Riverbed Stock as reported on the NASDAQ Global Select Market for each of the ten consecutive trading days immediately prior to the closing date of the Merger is $22.62, which was the closing price of a share of Riverbed Stock on October 26, 2012, the last trading day preceding the date of the Merger Agreement.

This table does not reflect exercises of stock options subsequent to October 28, 2012. See Item 6—Interest in Securities of the Subject Company for information about option exercises and other transactions in the Common Stock during the last 60 days.

Treatment of Restricted Stock Awards

Each Share that is subject to restrictions on transfer and/or forfeiture, such as vesting (a “restricted stock award” or “RSA”), held by executive officers and directors that is outstanding immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated by the Merger Agreement) will be assumed by Riverbed and converted automatically into the right to receive the Offer Price per Share subject to such assumed outstanding unvested RSA immediately prior to the Effective Time. From and after the Effective Time, each assumed outstanding unvested RSA will be subject to substantially the same terms, including the same repurchase option, risk of forfeiture or other conditions as applied to the related award of RSA immediately prior to the Effective Time.

The table below sets forth the number of unvested RSAs held by each executive officer and director as of October 28, 2012 and the corresponding Cash Consideration and Stock Consideration payable for such RSAs if they are converted into the Offer Price in the Merger. These RSAs are also reflected in the table above under the caption “Cash and Stock Payable for Outstanding Shares Pursuant to the Offer and the Merger.”

Executive Officer/Director	Number of RSAs Owned	Cash Consideration for RSAs Owned	Stock Consideration for RSAs Owned (# Riverbed Shares)
Marc A. Cohen	9,637	$352,232	2,673
Alain J. Cohen	2,063	75,402	572
Mel F. Wesley	19,784	723,105	5,488
Steven G. Finn	3,000	109,650	832
Ronald W. Kaiser	3,000	109,650	832
William F. Stasior	3,000	109,650	832

All directors and executive officers as a group (6 persons)	40,484	$1,479,689	11,229

Potential Benefits Upon Change of Control

None of OPNET’s executive officers or directors have any arrangements that provide for severance payments, whether or not in connection with a change of control, nor are they entitled to payment of any benefits upon a change of control of OPNET, except that (1) OPNET has determined to pay to all employees, including the executive officers, any unused vacation balance upon a change of control, (2) all unvested RSAs held by the executive officers and directors become fully vested on a change of control and (3) all unvested stock options held by one executive officer become fully vested on a change of control. The consummation of the Offer will constitute a change of control of OPNET for these purposes.

Each of the executive officers and directors hold RSAs that will vest in full upon the closing of the Offer, as shown in the table under the caption “Treatment of Restricted Stock Awards” above. The acceleration of vesting of these RSAs was provided for in the original documents evidencing these awards.

None of the executive officers or directors holds stock options that are not already fully vested, except for Mel F. Wesley, who holds an option to purchase 40,000 Shares at an exercise price of $9.79 per Share, which was originally granted in September 2009. This option is currently vested as to 13,333 Shares. On October 15, 2012, OPNET’s board of directors amended this option to provide that it will vest in full upon a change of control, which would include the consummation of the Offer.

Summary of Change of Control Payments and Benefits Resulting from the Offer and the Merger

The table below contains a summary of the value of payments and benefits that would be realized by the Company’s executive officers and directors upon the consummation of the Offer as described above.

Executive Officer/Director	Acceleration of Stock Option Vesting		Acceleration of Restricted Stock Vesting		Payments of Accrued Vacation Pay(3)	Total
	Shares Accelerated	Value(1)	Shares Accelerated	Value(2)
Marc A. Cohen	—	$—	9,637	$412,945	$168,462	$581,407
Alain J. Cohen	—	—	2,063	88,348	137,159	225,507
Mel F. Wesley	26,667	880,944	19,784	847,250	30,849	1,759,043
Steven G. Finn	—	—	3,000	128,475	—	128,475
Ronald W. Kaiser	—	—	3,000	128,475	—	128,475
William F. Stasior	—	—	3,000	128,475	—	128,475

All directors and executive officers as a group (6 persons)	26,667	$880,944	40,484	$1,733,968	$336,470	$2,951,382

(1)	Reflects the excess of $42.825, the nominal value of the Aggregate Consideration on October 28, 2012, based on the $22.62 closing price of a share of Riverbed Stock on October 26, 2012, the last trading day preceding the date of the Merger Agreement, over the per-share exercise price of the option, multiplied by the number of Shares that will vest at the closing of the Offer. The actual value of the Aggregate Consideration will fluctuate based on changes in the price of a share of Riverbed Stock and may be higher or lower than the nominal value at October 28, 2012.
(2)	Reflects $42.825, the nominal value of the Aggregate Consideration on October 28, 2012, multiplied by the number of RSAs that will vest at the closing of the Offer.
(3)	Reflects the amount of accrued vacation pay as of October 28, 2012.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by Section 145 of the DGCL. The Company’s Third Amended and Restated Certificate of Incorporation (the “Certificate”) and Second Amended and Restated Bylaws (the “Bylaws”) include provisions to (a) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL or any other applicable law and (b) require the Company to indemnify its directors and officers to the fullest extent permitted by the DGCL or any other applicable law. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to officers. The provisions also do not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

All existing rights of past and current directors and officers of the Company to indemnification as provided in the certificate of incorporation or bylaws of the Company or any of its subsidiaries or in any indemnification agreements that have been disclosed to Riverbed for acts and omissions at or prior to the Effective Time in connection with such person serving as a director or officer will continue for six years after the Effective Time.

In addition, Riverbed has agreed that, for six years from and after the Effective Time, the Company as the surviving corporation will maintain for the benefit of its directors and officers, as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is comparable to, and in any event not less favorable than, the Company’s existing policy. If such a policy is not available, the Company, as the surviving corporation, is required to provide the greatest coverage available. However the Company as the surviving corporation will not be required to pay annual premiums in excess of a specified dollar amount to obtain such insurance; provided, that the foregoing obligation to maintain such insurance policy may be satisfied by OPNET purchasing a pre-paid, non-cancellable “tail” policy prior to the Effective Time providing directors and officers with comparable coverage for the six year period.

Representation on the Board of Directors of the Company

Upon the acceptance for exchange of Shares pursuant to the Offer and from time to time thereafter, Riverbed will be entitled to designate to serve on OPNET’s board of directors a number of directors of the Company, rounded up to the next whole number, that equals the product of:

•	the total number of directors on OPNET’s board of directors (determined after giving effect to the election of additional directors by Riverbed in accordance with the Merger Agreement); and

•

a fraction having the numerator equal to the aggregate number of Shares then beneficially owned by Riverbed and its wholly owned subsidiaries, including Acquisition Sub, at such time (including Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then outstanding.

Notwithstanding anything to the contrary contained in the immediately preceding paragraph, in no event will Riverbed’s director designees constitute less than a majority of the entire OPNET board of directors.

The Company will take all action necessary to cause Riverbed’s designees to be elected or appointed to OPNET’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the OPNET board of directors.

From and after the consummation of the Offer, if requested by Riverbed, the Company must also: (a) use its reasonable best efforts to obtain and deliver to Riverbed the resignation of each individual who is an officer of the Company or any of its subsidiaries; and (b) cause individuals designated by Riverbed to constitute the number of members, rounded up to the next whole number, on: (i) each committee of the OPNET board of directors; and (ii) each board of directors of each subsidiary of the Company (and each committee thereof);

Notwithstanding the foregoing and subject to certain conditions, the Company must use reasonable efforts to ensure that, at all times after the consummation of the Offer and prior to the Effective Time, at least two of the members of the OPNET board of directors are individuals who were directors of the Company on October 28, 2012 (the date of the execution of the Merger Agreement), or the “continuing directors.”

The Merger Agreement provides that, prior to the Effective Time, the affirmative vote of a majority of the continuing directors will be required for the Company to authorize any of the following actions, to the extent the action in question could reasonably be expected to adversely affect the Company’s stockholders:

•

any action by the Company with respect to any amendment or waiver of any term or condition of the Merger, the Merger Agreement, any promissory note acting as payment for the Shares issuable upon exercise of the top-up option, or the certificate of incorporation or bylaws of the Company;

•	any termination of the Merger Agreement by the Company;

•	any extension by the Company of the time for the performance of any of the obligations or other acts of Riverbed or Acquisition Sub; or

•	any waiver or assertion of any of the Company’s rights under the Merger Agreement.

The foregoing summary concerning representation on the OPNET board of directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Acquisition Sub and Riverbed.

Merger Agreement

The summary of the Merger Agreement contained in The Prospectus/Offer to Exchange under the caption “The Merger Agreement” and the description of the conditions of the Offer contained in The Prospectus/Offer to Exchange under the caption “The Offer – Conditions to the Offer” are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement contains representations and warranties that the Company, Riverbed and Acquisition Sub made to and solely for the benefit of each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered to Riverbed and Acquisition Sub in connection with signing the Merger Agreement. In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to investors and security holders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Confidentiality Agreement

On January 11, 2012, the Company and Riverbed entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions, any non-public information regarding either the Company or Riverbed, or either of their subsidiaries or affiliates, which are referred to as the “disclosing party,” furnished to the other party or its representatives, which are referred to as the “recipient,” in connection with a possible transaction involving the Company and Riverbed, together with any notes, analyses, compilations, studies or other documents prepared by the recipient or its representatives to the extent they contain or reflect such information, would, for a period of 36 months from the date of the Confidentiality Agreement, be used by the recipient and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between the Company and Riverbed and be kept confidential except as provided in the Confidentiality Agreement.

On November 13, 2012, Riverbed and the Company entered into an addendum to the Confidentiality Agreement. Pursuant to such addendum, from November 13, 2012 until the termination of the Confidentiality Agreement, Riverbed and the Company have agreed only to disclose confidential information to designated individuals and only for purposes of integration planning.

The above summary does not purport to be a complete description of all terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, as amended, filed as Exhibit 99.10 to the Prospectus/Offer to Exchange and incorporated herein by reference.

(c) Arrangements among Riverbed, Acquisition Sub, and Certain Executive Officers and Directors of the Company.

Non-Competition and Non-Solicitation Agreements

As an inducement to Riverbed to enter into the Merger Agreement, on October 28, 2012, each of Alain J. Cohen and Marc A. Cohen, along with a number of non-executive employees of the Company, entered into a non-competition and non-solicitation agreement for the benefit of Riverbed (the “non-competition agreements”), which will become effective upon Acquisition Sub accepting any Shares for payment pursuant to the Offer. The non-competition agreements provide that for a period of three years from the time such agreements become effective, each such person will not (and will not permit any of his affiliates to), anywhere in the fifty states of the United States and each other jurisdiction where the Company or any of its subsidiaries engaged in any business or activity or sold any products or services prior to the initial acceptance of Shares in the Offer: (a) engage in directly or indirectly (i) the design, development, implementation, marketing, sale, licensing, distribution or provision of any software, hardware, system or technology used in or developed for application performance management, network performance management or network engineering, operations and planning; or (ii) the provision of services relating to any one or more of the foregoing; or (b) directly or indirectly be or become (i) an officer, director, securityholder, owner, co-owner, affiliate, partner, promoter, employee, agent, representative, designer, developer, coder, consultant, advisor or manager of, for or to (A) any specified competitor of the Company set forth in such agreement; or (B) the division, department or unit of any other person or entity, where such division, department or unit engages directly in competition with the Company in the fifty states of the United States and each other jurisdiction where the Company or any of its subsidiaries engaged in any business or activity or sold any products or services prior to the initial acceptance of Shares in the Offer; or (ii) a securityholder, owner or co-owner of any person or entity that engages directly in competition with the Company in any part of the fifty states of the United States and each other jurisdiction where the Company or any of its subsidiaries engaged in any business or activity or sold any products or services prior to the initial acceptance of Shares in the Offer.

The above summary does not purport to be a complete description of all terms and conditions of the non-competition agreements and is qualified in its entirety by reference to the full text of the form of non-competition agreement, filed as Exhibit 99.9 to the Prospectus/Offer to Exchange and incorporated herein by reference.

Employment Offer Letters

Contemporaneously with the execution of the Merger Agreement, Riverbed entered into employment offer letters with Marc A. Cohen, Alain J. Cohen and Mel F. Wesley, as well as a number of non-executive employees of the Company. These offer letters contemplate that these executives will become employees of Riverbed effective upon the closing of the Merger. Each executive’s employment with Riverbed will be “at will” and will be terminable by either the executive or Riverbed at any time and for any reason, with or without cause. The offer letters do not provide for any severance upon the termination of the executives’ employment.

The offer letters with Marc A. Cohen and Alain J. Cohen provide that they will hold the positions of Senior Vice President, Cascade Sales and Field Operations, and Senior Vice President, Office of the CTO, respectively. The target annual compensation at plan for each of them will be $547,500, consisting of a base salary of $365,000 per year and bonus incentive compensation of $182,500 per year, paid quarterly, pursuant to Riverbed’s management bonus incentive plan. Subject to approval of the Compensation Committee of Riverbed’s board of directors, each of them will be granted a restricted stock unit for a total of 20,000 shares of Riverbed Stock, which will vest 100% on January 1, 2014.

The offer letter with Mel F. Wesley provides that he will hold the position of Vice President, Finance. His target annual compensation at plan will be $392,350, consisting of a base salary of $295,000 per year and bonus incentive compensation of $97,350 per year, paid quarterly, pursuant to Riverbed’s management bonus incentive plan. Subject to approval of the Compensation Committee of Riverbed’s board of directors, he will be granted a restricted stock unit for a total of 10,000 Riverbed Shares, which will vest 50% on May 15, 2013 and 50% on November 15, 2013.

Tender and Support Agreements

On October 28 2012, Marc A. Cohen, the Company’s Chairman and Chief Executive Officer, and Alain J. Cohen, the Company’s President and Chief Technology Officer, each entered into a tender and support agreement (the “Tender and Support Agreements”) covering all of the Shares owned by such individuals as of the date of the Merger Agreement, as well as any additional Shares they may own after such date.

The Tender and Support Agreements provide that the signatories thereof, among other things will:

•	tender all of their Shares in the Offer;

•	vote their Shares for approval of the Merger;

•	vote their Shares against any alternative transaction with respect to the Company, on the terms and subject to the conditions set forth therein; and

•

vote their Shares against any other action that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or other transactions contemplated thereby.

The Tender and Support Agreements automatically terminate upon the earliest to occur of:

•	the termination of the Merger Agreement in accordance with its terms;

•	the Effective Time;

•	the written consent of all of the parties to the Tender and Support Agreements;

•	the termination or withdrawal of the Offer by Riverbed or Acquisition Sub; and

•	the termination of the Tender and Support Agreements by written notice from Riverbed to the signatories.

As of October 28, 2012, the signatories to the Tender and Support Agreements owned in the aggregate 7,437,772 Shares that are currently outstanding (not including Shares issuable upon the exercise of options), representing approximately 32.05% of the Shares outstanding as of October 28, 2012.

The foregoing summary and description of the Tender and Support Agreements are qualified in their entirety by reference to the Form of Tender and Support Agreement, which is filed as Exhibit (e)(2) and is incorporated herein by reference.

The Merger Agreement and Form of Tender and Support Agreement have been filed as exhibits to this Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. The Merger Agreement and the form of Tender and Support Agreement and the summary of their terms contained in the Prospectus/Offer to Exchange filed by Riverbed and Acquisition Sub with the SEC on November 14, 2012, are incorporated herein by reference, and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement or the Tender and Support Agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4. The Solicitation or Recommendation.

(a) Recommendation.

At a meeting held on October 28, 2012, the OPNET board of directors: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders; (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, which approval shall constitute approval under Section 203 of the Delaware General Corporation Law (the “DGCL”) as a result of which the Merger Agreement and the transactions contemplated thereby are not and will not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement; and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, approve the Merger Agreement.

Accordingly, and for the other reasons described in more detail below, the OPNET board of directors unanimously recommends that OPNET’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, to the extent required to consummate the Merger, vote in favor of the adoption of the Merger Agreement.

(b) Reasons.

Background of the Offer

The OPNET board of directors has from time to time engaged in reviews and discussions of potential strategic alternatives, and has considered ways to enhance OPNET’s financial performance and prospects in light of competitive and other relevant developments. These reviews have included periodic discussions with regard to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions. Based on its knowledge of the Company’s business, financial condition, results of operations, prospects and competitive position in early 2011, OPNET’s board of directors elected to explore whether a potential sale of the Company would be more favorable to OPNET’s stockholders than any other strategic alternative reasonably available to OPNET, including remaining as a stand-alone entity.

On February 7, 2011, Lazard Frères & Co. LLC (“Lazard”) was retained by the OPNET board of directors as its financial advisor in connection with a potential sale of the Company. The OPNET board of directors chose Lazard because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with OPNET’s industry and its business.

Between February 2011 and May 2012, Lazard conducted a process of contacting potential acquirors of OPNET. This process included conversations, and in some cases meetings, with 23 strategic buyers and two financial buyers. Lazard maintained ongoing dialogue about such a potential transaction with a number of these parties through the summer of 2012. Those discussions did not result in an offer for OPNET.

In connection with this process, on January 11, 2012, Riverbed and OPNET entered into a confidentiality agreement. In January 2012, representatives of Riverbed and representatives of OPNET had several discussions concerning a possible combination of the two companies. Those discussions did not result in any serious negotiations.

On June 26, 2012, Marc Cohen, co-founder, chairman and chief executive officer of OPNET, and Alain Cohen, co-founder, president and chief technology officer of OPNET, were approached by representatives of a publicly traded company (referred to as “Party A”) regarding OPNET’s potential interest in a strategic relationship.

On July 5, 2012, Marc Cohen and Alain Cohen had a teleconference with a representative from Party A. At this meeting, Party A further discussed their interest in a potential combination, and discussed their criteria for assessing potential acquisitions.

On July 20, 2012, representatives of Party A, Marc Cohen and Alain Cohen held a meeting at which representatives of Party A informed Messrs. Cohen that Party A was considering submitting a non-binding letter of interest (“LOI”) to acquire OPNET following OPNET’s earnings announcement for the first quarter of fiscal year 2013, which was scheduled for August 8, 2012.

On July 27, 2012, Marc Cohen and Alain Cohen had a meeting at Party A’s office to familiarize Party A with OPNET, and to discuss the goals and potential synergies of both parties.

On July 30, 2012, Paul Brady, Riverbed’s Senior Vice President and General Manager – Cascade Business Unit, who had attended a management presentation on January 17, 2012, contacted Marc Cohen to re-open a dialogue regarding a potential strategic relationship.

On August 2, 2012, Paul Brady and Paul O’Farrell, Vice President – Corporate Development and Strategy, of Riverbed, participated in a conference call with Marc Cohen and Alain Cohen to express Riverbed’s interest in a potential strategic transaction with OPNET, and requested that OPNET enter into a diligence process with Riverbed with a view to a possible strategic transaction.

On August 2, 2012, Marc Cohen, Alain Cohen and representatives of Party A held a conference call in which representatives of Party A communicated they were in the process of retaining a financial advisor, were looking into financing to support a potential transaction and were aiming to submit an LOI to OPNET within three weeks.

On August 7, 2012, Marc Cohen and Alain Cohen met with a representative of Party A to discuss the rationale for a potential combination between Party A and OPNET, including their respective corporate goals and synergies from a potential combination.

On August 9, 2012, Marc Cohen, Alain Cohen and Mel Wesley, OPNET’s Senior Vice President and Chief Financial Officer, held a conference call with Paul Brady and Paul O’Farrell in which the representatives of OPNET presented a preliminary business and financial overview of OPNET.

On August 12, 2012, Marc Cohen and Alain Cohen met with a representative of Party A to discuss Party A’s business objectives and timing of submitting an LOI. Party A’s representative stated that it would take a few weeks to complete the internal review process with Party A’s board of directors. Party A’s representative also indicated that Marc Cohen and Alain Cohen would be asked to continue to work for the combined entity in substantially the same roles as they currently perform for OPNET.

On August 21, 2012, a representative of Riverbed communicated to representatives of Lazard that Riverbed was prepared to proceed quickly on a potential transaction. Riverbed indicated they could hold diligence meetings with OPNET management on September 4-5, 2012, and would require such meetings prior to submitting an LOI.

On August 23, 2012, representatives of Party A provided an update on timing, indicating the expected submission of an LOI on August 28, 2012 followed by a request for a meeting between Party A’s CEO, Marc Cohen and Alain Cohen on August 29, 2012.

On August 25, 2012, representatives of Lazard spoke with representatives of Goldman, Sachs & Co. (“Goldman”), Riverbed’s financial advisor, who communicated that Riverbed was interested in pursuing a potential transaction and would be in a position to provide an LOI following the diligence meetings scheduled to conclude on September 5, 2012. Representatives of Goldman also communicated that financing the transaction would not present a challenge for Riverbed.

On August 27, 2012, representatives of Party A’s financial advisor communicated to representatives of Lazard that Party A was not comfortable submitting an LOI prior to the scheduled meeting between Party A’s CEO, Marc Cohen and Alain Cohen because Party A wanted to be assured of their commitment to the proposed transaction.

On August 29, 2012, a meeting between Party A’s CEO, Marc Cohen and Alain Cohen took place to discuss the terms of the potential acquisition. Also that day, a meeting took place telephonically between Marc Cohen and Mel Wesley and Paul O’Farrell and other representatives of Riverbed.

On August 30, 2012, Party A’s financial advisor provided representatives of Lazard with Party A’s LOI to acquire OPNET for $35.00 per share, consisting of 70% cash and 30% Party A stock. The LOI indicated that the signing of the definitive agreement would be conditioned upon obtaining agreements with each of Marc Cohen and Alain Cohen restricting them from selling or otherwise transferring the shares of Party A stock to be paid as a portion of the purchase price in the proposed transaction, which restrictions would lapse over time if they remained employed by Party A. We refer to such agreements as “lock-up agreements.” Party A did not at this time specify the duration of these lock-up agreements or the schedule on which the transfer restrictions would lapse. Party A’s financial advisor also communicated that obtaining lock-up agreements from Marc Cohen and Alain Cohen was critical to the success of the proposed transaction in Party A’s view, and a fundamental condition to the offer. Also included in Party A’s LOI was a request for a 45-day exclusivity period with an automatic extension of seven days under certain conditions.

On September 4-5, 2012, meetings were held between Marc Cohen, Alain Cohen, Mel Wesley and other senior employees from OPNET, including Pradeep Singh, Yevgeny Gurevich, Patrick Malloy, Russell Elsner, Antione Dun, Alfred Jones, John Clark and Pete Anderson, and representatives of Riverbed in Bethesda, Maryland for the purpose of conducting preliminary on-site due diligence. At the meetings, representatives of Riverbed stated Riverbed’s hope that Marc Cohen and Alain Cohen would continue to work for the combined entity, but did not specify the titles or roles that they might be offered. Following the meetings, representatives of Riverbed communicated to Marc Cohen and Alain Cohen that Riverbed would be submitting an LOI.

On September 6, 2012, OPNET held a board of directors meeting to discuss the current status of discussions with Party A and Riverbed. Representatives of Cooley LLP (“Cooley”), OPNET’s outside legal advisor, and representatives of Lazard participated in the meeting. The OPNET board of directors noted that Marc Cohen had periodically updated the OPNET board over the last several weeks on the status of the ongoing discussions with Party A and Riverbed. The OPNET board of directors discussed with Lazard whether to contact any of the other potential strategic and financial buyers Lazard had previously contacted. The OPNET board of directors determined that, in light of the process previously conducted, the results thereof, and interim conversations Lazard had conducted with some of the potential strategic and financial buyers, renewed contacts with these other potential strategic and financial buyers was not likely to result in additional interest from any other party at a higher purchase price, and that taking the time to do so could jeopardize the potential transactions with Party A and Riverbed.

On September 12, 2012, Riverbed submitted a preliminary LOI, which set forth Riverbed’s proposal to acquire all of the outstanding equity of OPNET at a price of $40.00 per share, payable in a combination of 50% cash and 50% Riverbed common stock. Riverbed indicated that the proposed transaction could be completed by year end. The LOI was subject to the satisfactory completion of customary due diligence and the negotiation of a definitive transaction agreement, which Riverbed indicated could be completed promptly. Riverbed further indicated that it was willing to move forward upon OPNET entering into exclusive negotiations with Riverbed, and attached a proposed exclusivity agreement providing for an initial 30-day period for exclusive negotiations between Riverbed and OPNET.

Also on September 12, 2012, OPNET’s board of directors met telephonically to discuss the two LOIs. Representatives of Cooley and representatives of Lazard participated in the meeting, during which representatives of Lazard presented preliminary analyses of the Riverbed and Party A LOIs. At the meeting, Marc Cohen and Alain Cohen expressed their view that the requirement that they enter into lock-up agreements made Party A’s proposal less attractive to them in their capacities as stockholders. The board expressed a strong preference for obtaining as much of the acquisition consideration as possible in the form of cash so as to maximize the certainty of the overall value reflected by each offer and noted that it would be difficult to complete a deal with Party A if Party A continued to insist on lock-up agreements from Marc and Alain Cohen given their reluctance to enter into lock-up agreements.

On September 13, 2012, representatives of Lazard provided formal feedback on Party A’s LOI from OPNET’s board of directors to Party A’s financial advisor. Representatives of Lazard communicated that OPNET had received an alternative offer which represented superior value, and offered Party A the opportunity to submit a revised offer. Representatives of Lazard indicated that the revised offer needed to be in the $40s to be competitive and that there was a preference for cash versus stock. Separately, and at the direction of the board of directors, Marc Cohen and Alain Cohen had discussions with representatives of Party A indicating that an offer in the range of $43.00 to $45.00 per share with 15% or less total stock consideration would be competitive.

On September 17, 2012, Party A’s financial advisor provided Lazard with Party A’s revised LOI to acquire OPNET for $44.00 per share, consisting of 85% cash and 15% Party A stock. The revised LOI continued to require lock-up agreements from Marc Cohen and Alain Cohen as a condition to a definitive agreement and provided details on the proposed terms of the lock-up agreements, which were specified to have a two-year duration over which the transfer restrictions would lapse ratably if Marc Cohen or Alain Cohen, as the case may be, remained employed by Party A. A separate exclusivity letter requested exclusivity through November 1, 2012. Party A’s financial advisor also indicated to Lazard that the revised LOI represented Party A’s “best and final” offer. Party A’s financial advisor reiterated that the lock-up agreements were critical to, and an integral component and fundamental condition of, Party A’s offer and that Party A would not be willing to enter into an agreement with OPNET without the lock-up agreements.

Also on September 17, 2012, representatives of Lazard provided feedback on Riverbed’s LOI to representatives of Goldman and noted that OPNET had received an alternative offer which represented superior value. Representatives of Lazard communicated that a purchase price of $45.00 per share, and no greater than 15% stock consideration, would position Riverbed favorably with respect to the alternative offer. At this time, representatives of Goldman stated that Riverbed would not be able to get to an offer of $45.00 per share. Later that day, Messrs. Brady and O’Farrell contacted Marc Cohen and Alain Cohen regarding Riverbed’s continuing interest in pursuing a potential strategic transaction.

Discussions between representatives of Lazard and representatives of Goldman continued throughout the day of September 18, 2012, during which time representatives of Lazard indicated to the Goldman representatives that in order to be competitive Riverbed should submit as high a bid as possible in the form of all cash and that time was running short given that a board meeting had been scheduled that evening to discuss Riverbed’s existing offer and the alternative offer.

Later that day, shortly before the OPNET board meeting, Riverbed submitted a second preliminary non-binding LOI to the OPNET board which set forth Riverbed’s revised proposal to acquire all of the outstanding equity of OPNET at $43.00 per share, payable in a combination of 85% cash and 15% freely tradable Riverbed

Stock calculated on a fixed exchange ratio. Riverbed indicated that the proposed transaction could be completed by year end. The second LOI also was subject to the satisfactory completion of customary due diligence and the negotiation of a definitive transaction agreement, which Riverbed indicated could be completed promptly. Riverbed further indicated that it was highly confident of its ability to obtain the requisite financing for the transaction, and was willing to move forward upon OPNET entering into exclusive negotiations with Riverbed for a 30-day period. The second LOI also attached a proposed exclusivity agreement to be entered into between Riverbed and OPNET. Representatives of Goldman indicated to representatives of Lazard that the revised LOI represented Riverbed’s “best and final” offer.

On the evening of September 18, 2012, OPNET’s board of directors met telephonically to discuss the revised LOI from Party A and the new LOI just received from Riverbed. Representatives of Cooley and representatives of Lazard participated in the meeting. OPNET’s board of directors discussed the terms and conditions of each LOI, the likelihood and timing of completion of each proposed transaction, the value of the portion of the consideration proposed to be paid in stock of the other party, Party A’s insistence that Marc Cohen and Alain Cohen enter into lock-up agreements and other factors the board of directors deemed relevant to their consideration of the two LOIs. During this discussion, Marc Cohen and Alain Cohen communicated to the other OPNET board of directors their unwillingness in their capacities as stockholders of OPNET to sign the lock-up agreements insisted upon by Party A, which would require that the stock they received in the transaction be treated differently than the stock received by all other OPNET stockholders. After discussion, and based on Party A’s and Party A’s financial advisor’s repeated statements indicating that Marc Cohen’s and Alain Cohen’s commitment, and the related lock-up agreements, were an integral component of their offer, which was not acceptable to Marc Cohen and Alain Cohen in their capacity as stockholders, the OPNET board of directors unanimously voted in favor of entering into exclusivity with Riverbed. Later that day, OPNET and Riverbed entered into an exclusivity agreement that provided for an initial 30-day period for exclusive negotiations between Riverbed and OPNET with respect to a strategic transaction. Representatives of Lazard contacted Party A’s financial advisor to inform them OPNET was moving forward with an alternative transaction.

On September 19, 2012, Riverbed’s CEO met with Marc Cohen and Alain Cohen and reconfirmed Riverbed’s commitment to the proposed combination and transaction. At such meeting Riverbed’s CEO reiterated Riverbed’s hope that Marc Cohen and Alain Cohen would continue to work for the combined entity, but did not specify the titles or roles that they may be offered. Also on September 19, 2012, OPNET provided access, through an online data room, to certain due diligence materials to the Riverbed due diligence team, Weil, Gotshal & Manges LLP (“Weil”), Riverbed’s counsel, Wilson, Sonsini, Goodrich and Rosati, P.C., corporate counsel to Riverbed, and Goldman.

On September 26, 2012, at Riverbed’s request, representatives of Weil distributed an initial draft of the merger agreement to Cooley, and together with OPNET and Riverbed, began negotiations regarding the terms of the definitive merger agreement and related documentation and agreements. Those negotiations continued through October 28, 2012.

On October 10, 2012, representatives of Weil and Cooley met in Weil’s offices in Redwood Shores, California, to discuss and negotiate the terms of the merger agreement. The key open points in the merger agreement negotiated by the respective parties included Riverbed’s inclusion of a condition to the Offer and the Merger that Riverbed receive financing, the ability or requirement that Riverbed extend the Offer in certain circumstances, the request by Cooley for a termination right in favor of OPNET to accept a superior proposal prior to the acceptance by Riverbed of the shares in the Offer, termination fee amounts and the circumstances in which such fees should be paid, the scope of the representations and warranties, the scope of the conduct of business covenants of OPNET, and the outside termination date of the merger agreement.

On October 11, 2012, the board of directors of OPNET met telephonically to discuss the status of negotiations. Representatives of Cooley participated in the meeting.

On October 15, 2012, representatives of Goldman contacted representatives of Lazard to request an extension of exclusivity through October 29, 2012 in order to complete diligence and negotiations.

On October 17, 2012, OPNET’s board of directors met telephonically to discuss the status of negotiations and Riverbed’s request for an extension of exclusivity. Representatives of Cooley and representatives of Lazard participated in the meeting. Following the meeting, representatives of Lazard discussed with representatives of Goldman that prior to extending exclusivity the OPNET board of directors wanted (a) to see more progress in the negotiation of the deal terms, and (b) assurances relating to the timing of finalizing the terms of the financing.

On October 18, 2012, Riverbed conveyed through representatives of Goldman certain concessions on deal terms, including providing OPNET with a fiduciary termination right permitting OPNET, in certain circumstances, to terminate the Merger Agreement and accept a superior proposal prior to the acceptance by Riverbed of the shares in the Offer, and additional information relating to the status of the financing documentation.

Later on October 18, 2012, OPNET’s board of directors met telephonically to discuss Riverbed’s request for an extension of exclusivity and the status of negotiations. Representatives of Cooley and representatives of Lazard participated in the meeting, during which OPNET’s board of directors voted to extend exclusivity through October 29, 2012.

On October 19, 2012, OPNET and Riverbed executed an amendment to the exclusivity agreement extending the period for exclusive negotiations to October 29, 2012.

On October 26, 2012, OPNET’s board of directors met telephonically to discuss the proposed transaction with Riverbed. Representatives of Cooley and representatives of Lazard participated in the meeting. Representatives of Cooley presented a detailed summary of the most recent draft of the Merger Agreement and of the financing documentation. Representatives of Lazard presented its financial analysis of the proposed Offer and Merger. The board engaged in a full discussion of these and other aspects of the proposed transaction.

On October 28, 2012, OPNET’s board of directors met telephonically to discuss the proposed transaction with Riverbed. Representatives of Cooley and representatives of Lazard participated in the meeting. OPNET management discussed OPNET’s prospects and challenges as a stand-alone company. Representatives of Cooley discussed the changes in, and final deal terms reflected in, the documentation relating to the proposed transaction, which had been circulated to the board. Representatives of Lazard updated its financial analysis of the proposed Offer and Merger and delivered its oral opinion to the Board, which opinion was later confirmed in writing, dated October 28, 2012, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders of OPNET common stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. Following a full discussion of the foregoing, the OPNET board of directors unanimously approved the Merger Agreement and recommended that OPNET’s stockholders accept the Offer and tender their shares of OPNET common stock to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement. Later that evening, Riverbed entered into the Tender and Support Agreements with Marc Cohen and Alain Cohen and Riverbed entered into non-competition agreements with Marc Cohen, Alain Cohen and other key employees of OPNET, and then OPNET, Riverbed and Acquisition Sub entered into the Merger Agreement.

The transaction was announced pursuant to a joint press release issued by Riverbed and OPNET at 7:30am ET on October 29, 2012.

On November 14, 2012, Riverbed commenced the Offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the OPNET board of directors consulted with OPNET’s senior management, outside legal counsel and outside financial advisor. In recommending that OPNET’s stockholders accept the Offer and tender their shares of OPNET common stock to Acquisition Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt the merger agreement, the OPNET board of directors also considered a number of factors, including the following:

•

the OPNET board of directors’ knowledge of OPNET’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to OPNET’s stockholders than any other strategic alternative reasonably available to OPNET, including remaining as a stand-alone entity;

•	the OPNET board of directors’ belief that, among other things:

•	OPNET’s channel is still nascent, and building a channel of scale will require additional years of investment;

•

OPNET has not been able to rapidly scale its international operations and does not have an international marketing presence that efficiently competes against larger vendors, both of which take years of investment;

•

there is consolidation in the space and customers are increasingly looking to purchase from larger vendors who can provide more comprehensive solutions and services, a trend which could put OPNET at a competitive disadvantage; and

•	the competitive environment, combined with global economic macro uncertainty, puts significant pressure on continuing to achieve margin expansion and top line growth rates;

•

the fact that the Offer Price represents a 34% premium to the closing price of the Common Stock on October 26, 2012, the last trading day prior to the announcement of the execution of the Merger Agreement, a 32% premium to the average closing price of the Common Stock over the one month period prior to the announcement of the execution of the Merger Agreement and a 34% premium to the average closing price of the Common Stock over the three month period prior to the announcement of the execution of the Merger Agreement;

•	the OPNET board of directors’ belief that the Offer Price compares very favorably with that of similar acquisition transactions;

•	the fact that OPNET and Lazard had engaged in a lengthy and thorough process to identify potential acquirors;

•

the fact that the Offer provides for a Offer price of 85% in cash, which allows OPNET’s stockholders to quickly realize a fair value, substantially in cash, for their investment and provides such stockholders certainty of value and liquidity for their shares;

•

the fact that the acquisition has substantial benefits to Riverbed and, as a result, the stock component of the Offer could reasonably be expected not to decline substantially between execution of the Merger Agreement and the time that the OPNET stockholders are able to obtain liquidity of that stock component;

•

the written opinion of Lazard, dated October 28, 2012, to the OPNET Board to the effect that, as of October 28, 2012 and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the per share consideration to be paid to OPNET stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. The full text of Lazard’s written opinion is attached hereto as Annex II. For further discussion of the Lazard opinion, see “—Opinion of OPNET’s Financial Advisor” below;

•

the OPNET board of directors’ belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between OPNET and its advisors, on the one hand, and Riverbed and its advisors, on the other hand;

•	the fact that Riverbed has obtained a firm commitment for financing the Offer and the Merger;

•

the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Riverbed’s obligations to purchase shares of Common Stock in the Offer and to close the Merger are subject to customary conditions;

•

the fact that, subject to compliance with the terms and conditions of the Merger Agreement (including provisions regarding notification to Riverbed of certain matters, provisions regarding further negotiations with Riverbed and provisions regarding payment of a $37.5 million cash termination fee), in certain circumstances, OPNET may terminate the Merger Agreement in connection with a determination by the OPNET board of directors to enter into a superior transaction with a third party (as described in the Merger Agreement);

•

the fact that the OPNET board of directors would be permitted, in accordance with the terms and conditions of the Merger Agreement, to authorize OPNET and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the OPNET board of directors determines in good faith constitutes or would reasonably be expected to lead to a superior proposal (as described in the Merger Agreement); and

•	the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under the DGCL.

The OPNET board of directors also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, that the financing might not be obtained, and the effect of public announcement of the Merger Agreement on the operating results of OPNET and its ability to attract and retain key management, marketing and technical personnel;

•	the fact that the transaction will be taxable to OPNET stockholders for U.S. federal income tax purposes;

•	the fact that OPNET’s stockholders will have only limited participation in future earnings or growth of OPNET (through the stock component of the Offer consideration);

•	the fact that the Merger Agreement contains certain contractual restrictions on the conduct of OPNET’s business prior to the completion of the transaction contemplated by the Merger Agreement;

•	the possibility of any disruptive effect on OPNET’s ordinary course business operations and work force that could result from the announcement of the Offer and the Merger; and

•

the fact that, subject to the limitations set forth in the Merger Agreement, OPNET could be required to pay a cash termination fee of $37.5 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions, a change in the OPNET board of directors’ recommendation of the transaction to OPNET’s stockholders or other circumstances specified in the Merger Agreement.

The OPNET board of directors believes that, overall, the potential benefits of the Offer and the Merger to the OPNET stockholders outweigh the risks concerning the Offer and the Merger.

In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the OPNET board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the OPNET board of directors applied his own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the OPNET board of directors were aware of the interests of executive officers and directors of OPNET as described under “Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company” in Item 3 above.

(c) Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by them immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Marc A. Cohen and Alain F. Cohen have entered into the Tender and Support Agreements pursuant to which they have agreed to tender all of their Shares, as well as any additional Shares that they may acquire at any time after the date of the Tender and Support Agreements, in the Offer. As of October 28, 2012, the signatories to the Tender and Support Agreements owned in the aggregate 7,437,772 Shares (not including Shares issuable upon the exercise of options), representing approximately 32.05% of the Shares outstanding as of October 28, 2012.

(d) Opinion of OPNET’s Financial Advisor.

OPNET retained Lazard to act as investment banker to OPNET and to render an opinion to OPNET’s board of directors as to the fairness, from a financial point of view, to holders of Shares of the per share consideration to be paid to such holders pursuant to the Merger Agreement. On October 28, 2012, Lazard rendered its oral opinion to OPNET’s board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the per share consideration to be paid to holders of Shares (other than Shares held by holders who are entitled to and properly demand an appraisal of their Shares, which holders, together with their respective affiliates, we collectively refer to in this section as “excluded holders”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated October 28, 2012, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached hereto as Annex II and is incorporated herein by reference. The description of Lazard’s opinion set forth in herein is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex II. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the OPNET board of directors for the information and assistance of the OPNET board of directors (in its capacity as such) in connection with its evaluation of the Offer and the Merger and only addressed the fairness, from a financial point of view, to holders of Shares (other than excluded holders) of the per share consideration to be paid to such holders pursuant to the Merger Agreement as of the date of Lazard’s opinion. OPNET did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the Offer or the Merger as compared to any other transaction or business strategy in which OPNET might engage or the merits of the underlying decision by OPNET to engage in the Offer or the Merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender Shares in the Offer or as to how such holder should vote or act with respect to the Merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the prices at which Shares or shares of Riverbed Stock may trade at any time subsequent to the announcement of the Merger Agreement.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of the Merger Agreement;

•	Reviewed certain historical business and financial information relating to OPNET and certain publicly available historical business and financial information relating to Riverbed;

•

Reviewed various financial forecasts and other data provided to Lazard by OPNET relating to the business of OPNET and certain publicly available financial forecasts and other data relating to the business of Riverbed;

•	Held discussions with members of the senior management of OPNET and Riverbed with respect to the businesses and prospects of OPNET and Riverbed, respectively;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of OPNET and Riverbed, respectively;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of OPNET;

•	Reviewed historical stock prices and trading volumes of the Common Stock and Riverbed Stock;

•	Reviewed the potential pro forma financial impact of the Offer and the Merger on Riverbed based on the financial forecasts referred to above relating to OPNET and Riverbed; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of OPNET or Riverbed or concerning the solvency or fair value of OPNET or Riverbed, and Lazard was not furnished with such valuation or appraisal. With respect to the financial forecasts Lazard reviewed, Lazard assumed, with the consent of OPNET, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of OPNET and Riverbed, respectively. With respect to the publicly available financial forecasts relating to the business of Riverbed, Lazard assumed, with the consent of OPNET, that they were a reasonable basis upon which to evaluate the future financial performance of Riverbed, and were appropriate to utilize in Lazard’s analyses. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of OPNET, that the Offer and the Merger would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions of the Merger Agreement. Lazard also assumed, with the consent of OPNET, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on OPNET, Riverbed or the Offer or the Merger. Lazard’s opinion did not express any opinion as to any tax or other consequences that might result from the Offer or the Merger, or address any legal, tax, regulatory or accounting matters, as to which Lazard understood that OPNET obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer or the Merger (other than the per share consideration to the extent expressly specified in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Merger Agreement, or class of such persons, relative to the per share consideration or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of OPNET and Riverbed. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to OPNET, Riverbed or the Offer or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 26, 2012 and is not necessarily indicative of current market conditions.

Financial Analyses

Comparable Public Companies Analysis

Lazard reviewed and analyzed selected public companies that it viewed as reasonably comparable to OPNET. Consistent with its standard practices, in the course of its comparable public companies analysis, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data relating to selected comparable public companies in the information technology operations management (“ITOM”) software industry and other infrastructure software companies. Lazard then compared such information to the corresponding information for OPNET. In its analysis, Lazard considered industry performance, general business, economic, market and financial conditions and other matters.

The companies included in this analysis were:

ITOM Software Companies

•	CA Inc.

•	BMC Software Inc.

•	Compuware Corp.

•	NetScout Systems Inc.

Other Infrastructure Software Companies

•	Akamai Technologies Inc.

•	CommVault Systems Inc.

•	Citrix Systems Inc.

•	F5 Networks Inc.

•	LogMeIn Inc.

•	Riverbed

The analysis indicated the following multiples for the companies listed above:

	ITOM Software Companies Median	Other Infrastructure Software Companies Median	All Companies
			Low	Median	High
Enterprise Value to CY 2012E Revenue Multiple	2.4x	4.0x	1.9x	3.4x	5.1x

Enterprise Value to CY 2013E Revenue Multiple	2.2x	3.5x	1.8x	2.9x	4.5x

Enterprise Value to CY 2012E EBITDA Multiple	8.4x	12.0x	5.5x	9.8x	13.1x

Enterprise Value to CY 2013E EBITDA Multiple	7.9x	10.8x	5.5x	8.7x	21.4x

Price to CY 2013E Non-GAAP Diluted EPS Multiple	13.6x	19.8x	9.0x	18.5x	40.2x

Based on the foregoing and Lazard’s professional judgment, Lazard derived an enterprise value to estimated calendar year (“CY”) 2012 revenue multiple reference range of 2.4x to 4.0x for ITOM software and other infrastructure software companies, respectively. Lazard applied such range to OPNET’s estimated CY 2012 revenue which was provided in OPNET’s management projections. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $23.88 to $36.99.

Using the same analysis and Lazard’s professional judgment, Lazard also calculated an enterprise value to estimated CY 2013 revenue multiple reference range of 2.2x to 3.5x for ITOM software and other infrastructure software companies, respectively. Lazard applied such range to OPNET’s estimated CY 2013 revenue which was provided in OPNET’s management projections. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $27.02 to $39.74.

Using the same analysis and Lazard’s professional judgment, Lazard also calculated an enterprise value to estimated CY 2012 EBITDA multiple reference range of 8.4x to 12.0x for ITOM software and other infrastructure software companies, respectively. Lazard applied such range to OPNET’s estimated CY 2012 EBITDA which was provided in OPNET’s management projections. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $20.20 to $27.05.

Using the same analysis and Lazard’s professional judgment, Lazard also calculated an enterprise value to estimated CY 2013 EBITDA multiple reference range of 7.9x to 10.8x for ITOM software and other infrastructure software companies, respectively. Lazard applied such range to OPNET’s estimated CY 2013 EBITDA which was provided in OPNET’s management projections. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $26.27 to $34.34.

Using the same analysis and Lazard’s professional judgment, Lazard also calculated a price to estimated CY 2013 EPS multiple reference range of 13.6x to 19.8x for ITOM software and other infrastructure software companies, respectively. Lazard applied such range to OPNET’s estimated CY 2013 non-GAAP diluted EPS which was provided in OPNET’s management projections. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $21.84 to $31.73.

Precedent Transactions Analysis

Lazard reviewed and analyzed certain publicly available financial information for selected recent precedent merger transactions in the ITOM software industry and public software transactions and compared such information to the corresponding information for the Merger. The precedent transactions reviewed were:

Date Announced	Acquiror	Target	Enterprise Value ($ in millions)
Selected ITOM Software Precedent Transactions:

07/02/2012	Dell Inc.	Quest Software, Inc.	$2,353

01/30/2012	BMC Software Inc.	Numara Software, Inc.	$300

07/06/2011	Compuware Corp.	dynaTrace software, Inc.	$256

06/29/2011	CA Inc.	Interactive TKO, Inc.	$330

11/22/2010	Attachmate Corporation	Novell, Inc.	$716

03/10/2010	CA Inc.	Nimsoft, Inc.	$350

10/07/2009	Compuware Corp.	Gomez, Inc.	$286

10/06/2009	Emerson Electric Co.	Avocent Corp.	$1,209

09/14/2009	CA Inc.	NetQoS, Inc.	$200

03/17/2008	BMC Software Inc.	BladeLogic, Inc.	$798

09/20/2007	NetScout Systems Inc.	Network General Corp.	$179

07/23/2007	Hewlett-Packard Co.	Opsware, Inc.	$1,627

06/21/2007	Quest Software, Inc.	ScriptLogic Corp.	$90

01/19/2007	Symantec Corp.	Altiris, Inc.	$842

Selected Public Software Precedent Transactions:

08/27/2012	Thoma Bravo, LLC	Deltek, Inc.	$2,330

08/27/2012	International Business Machines Corp.	Kenexa Corp.	$1,301

07/02/2012	Dell, Inc.	Quest Software, Inc.	$2,353

05/22/2012	SAP AG	Ariba, Inc.	$4,376

05/01/2012	Open Text Corp.	EasyLink Services International Corp.	$319

02/09/2012	Oracle Corp.	Taleo Corp.	$1,940

01/17/2012	Blackbaud, Inc.	Convio, Inc.	$284

12/09/2011	Thoma Bravo, LLC	Blue Coat Systems, Inc.	$907

12/08/2011	International Business Machines Corp.	DemandTec, Inc.	$438

12/03/2011	SAP AG	SuccessFactors, Inc.	$3,516

11/30/2011	Synopsys, Inc.	Magma Design Automation, Inc.	$507

10/24/2011	Oracle Corp.	RightNow Technologies, Inc.	$1,618

10/03/2011	ACI Worldwide, Inc.	S1 Corp.	$478

07/01/2011	Providence Equity Partners, Inc.	Blackboard, Inc.	$1,753

06/17/2011	Amdocs Ltd.	Bridgewater Systems Corp.	$130

04/07/2011	Parametric Technology Corp.	MKS, Inc.	$283

04/04/2011	Apax Partners LLP	Epicor Software Corp.	$982

03/11/2011	GGC Software Holdings, Inc. / Infor Global Solutions	Lawson Software, Inc.	$1,935

Using publicly available information and market data, Lazard calculated and analyzed the enterprise value in each of the selected precedent transactions as a multiple of each target company’s revenues and EBITDA for the twelve months preceding (“LTM”) the date of announcement of the transaction based on publicly available information as of that date. The analysis indicated the following multiples for each of the two categories of precedent transactions:

Selected ITOM Software Precedent Transactions:	Low	Median	High

Enterprise Value to LTM Revenue Multiple	0.9x	4.2x	15.1x

Enterprise Value to LTM EBITDA Multiple	4.7x	14.6x	39.1x

Selected Public Software Precedent Transactions:	Low	Median	High

Enterprise Value to LTM Revenue Multiple	1.4x	3.7x	11.8x

Enterprise Value to LTM EBITDA Multiple	6.9x	20.2x	44.7x

Based on the median multiples for each of the two categories of precedent transactions, Lazard calculated an enterprise value to LTM revenue multiple reference range of 3.7x to 4.2x and applied such range to OPNET’s LTM revenue as of September 30, 2012. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $32.55 to $36.43.

Using the same analysis, Lazard also calculated an enterprise value to LTM EBITDA multiple reference range of 14.6x to 20.2x and applied such range to OPNET’s LTM EBITDA as of September 30, 2012. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share from $27.35 to $36.22.

Discounted Cash Flow Analysis

Lazard conducted a discounted cash flow analysis of OPNET on a standalone basis using financial projections prepared by OPNET’s management for the remainder of fiscal year (“FY”) 2013 and FY 2014 through FY 2017. Lazard calculated the present value of projected standalone, unlevered, after-tax free cash flows for OPNET for the remainder of FY 2013 and FY2014 through FY 2017 and calculated terminal values in FY 2017 based on a range of terminal multiples. For purposes of Lazard’s discounted cash flow analysis of OPNET, stock-based compensation was treated as a non-cash expense. The discount rate used by Lazard for present value calculation was based on the Capital Asset Pricing Model (“CAPM”) methodology, which provided a weighted average cost of capital for OPNET of 13.25% to 13.75%. In the CAPM methodology, Lazard took into account the equity volatility of selected comparable companies chosen by Lazard in its judgment, the 10-year U.S. Treasury rate, a market risk premium and an equity size premium. The terminal values were calculated using terminal multiples ranging from 8.5 to 11.5 times forecasted FY 2017 EBITDA. The terminal multiple range was derived using the enterprise value to EBITDA multiples for selected comparable companies chosen by Lazard in its judgment for CY 2012. The estimated terminal values were then discounted to present value using the discount rates of 13.25% to 13.75%. The above analysis resulted in a range of implied enterprise values for OPNET. Lazard then calculated an implied transaction value reference range for OPNET which resulted in a range of implied prices per Share of $40.28 to $50.34.

Other Analyses and Reviews

Premiums Paid Analysis

Lazard performed a premiums paid analysis based on the premiums paid, where applicable, in selected ITOM software transactions and selected public software transactions. These transactions have been listed above under the caption “Precedent Transactions Analysis.”

The analysis was based on the one-day implied premiums paid in the selected precedent transactions. Lazard calculated the implied premium paid in each transaction by comparing the per share offer price at the time of the announcement of each transaction to the target company’s stock price one day prior to the announcement of the transaction.

The analyses indicated the following premiums paid:

Selected ITOM Software Precedent Transactions:	Low	Median	High
One-day	19%	25%	44%

Selected Public Software Precedent Transactions:	Low	Median	High
One-day	6%	32%	57%

Based on the foregoing, Lazard applied the median premium of 25% for selected ITOM software precedent transactions and the median premium of 32% for selected public software precedent transactions to the closing price of Shares as of October 26, 2012, the last full trading day before the execution of the Merger Agreement. Based on the foregoing, Lazard calculated an implied price per Share of $40.17 and $42.29, respectively.

Miscellaneous

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard has not received any financial advisory fees from OPNET, Riverbed or any of their respective affiliates during the past two years. In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) may actively trade securities of OPNET and/or securities of Riverbed for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of OPNET, Riverbed and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by an authorized committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to OPNET because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of OPNET.

OPNET and Riverbed determined the per share consideration to be paid to the holders of Shares pursuant to the Merger Agreement through arm’s-length negotiations, and OPNET’s board of directors approved the per share consideration. Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to OPNET’s board of directors as to the fairness, from a financial point of view, to the holders of Shares (other than excluded holders) of the per share consideration to be paid to such holders pursuant to the Merger Agreement. Lazard did not recommend any specific consideration to OPNET’s board of directors or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer or the Merger.

Lazard’s opinion was one of many factors considered by OPNET’s board of directors. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of OPNET’s board of directors with respect to the per share consideration or of whether OPNET’s board of directors would have been willing to recommend a different transaction or determine that a different per share consideration was fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of OPNET.

For a description of the terms of Lazard’s engagement as OPNET’s financial advisor, see the discussion under Item 5 below.

(e) Financial Projections.

In connection with the evaluation of a potential sale of OPNET, management prepared long-range financial projections for the fiscal years 2013 through 2017, which were provided to Lazard and, other than with respect to its calculation of unlevered free cash flow, to Riverbed. The financial projections were prepared for use only by OPNET’s management and board of directors, Riverbed and Lazard and do not, and were not intended to, act as public guidance regarding OPNET’s future financial performance. The financial projections were utilized by Lazard as part of its financial analysis (including with respect to delivering its fairness opinion).

The information set forth below is included solely to give OPNET’s stockholders access to such financial projections and is not included in this Schedule 14D-9 in order to influence any stockholder of OPNET to decide to tender Shares or for any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

The financial projections reflect management’s subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The financial projections were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the financial projections may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond OPNET’s control. The assumptions and estimates used to create the financial projections involve judgments made with respect to, among other things, sales growth rates, timing of new product launches, market size and growth rates, required investments, currency exchange rates, future pricing and levels of operating expenses, all of which are difficult to predict and many of which are outside of OPNET’s control. Moreover, the financial projections are based on certain future business decisions that are subject to change. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the financial projections will prove to be accurate, and actual results may materially differ.

The inclusion of information regarding the financial projections in this Schedule 14D-9 should not be regarded as an indication that any of OPNET, Acquisition Sub, Riverbed or any of their respective advisors or representatives considered or consider the financial projections to be necessarily predictive of actual future events, and the financial projections should not be relied upon as such. None of OPNET, Acquisition Sub, Riverbed or their respective advisors or representatives has made or makes any representation regarding the information contained in the financial projections, and except as may be required by applicable securities laws, none of them intends to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are shown to be in error. The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the Offer. Further, the financial projections do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context. OPNET’s stockholders are cautioned not to place undue reliance on the financial projections included in this Schedule 14D-9.

A summary of the material projected financial information that was included in the financial projections is set forth below. All amounts are expressed in millions of dollars except for earnings per share.

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
Total revenue	$211.0	$254.4	$304.8	$358.7	$417.1
Income from operations	39.8	57.5	78.3	94.7	112.5
Net income	25.4	36.4	49.5	59.8	71.1

	FY 2013	FY 2014	FY 2015	FY 2016	FY 2017
EBITDA(1)	$51.7	$71.2	$93.7	$110.8	$129.7
Non-GAAP net income(1)	29.8	41.2	54.8	65.1	76.3
Non-GAAP diluted EPS(1)	1.27	1.72	2.25	2.62	3.03
Unlevered free cash flow(1)	38.2	50.7	65.7	76.7	89.8

(1)	These financial measures exclude the impact of certain items and as such are not in accordance with U.S. generally accepted accounting principles (“GAAP”). Non-GAAP net income, non-GAAP income from operations and non-GAAP diluted EPS exclude the following non-cash items: amortization of intangibles, stock-based compensation expense and the related tax effects. EBITDA is net income plus interest and other expense, the provision for income taxes, depreciation and amortization expense and stock-based compensation expense. Unlevered free cash flow is non-GAAP income from operations less related taxes plus depreciation less capital expenditures less change in working capital.

The financial projections should be read together with the historical financial statements of OPNET, which have been filed with the SEC, and the other information regarding OPNET contained elsewhere in this Schedule 14D-9 and the Prospectus/Offer to Exchange. The financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither OPNET’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in OPNET’s Annual Report on Form 10-K for the year ended March 31, 2012 relates to OPNET’s historical financial information. It does not extend to the financial projections and should not be read to do so.

OPNET expects that there will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the financial projections due to numerous risks and uncertainties, including but not limited to the important factors listed under “Item 1A. Risk Factors” in OPNET’s Annual Report on Form 10-K for the year ended March 31, 2012, and in the corresponding item of OPNET’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in these reports and in any other filings with the SEC.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

In connection with Lazard’s services as OPNET’s investment banker, OPNET agreed to pay Lazard an aggregate fee of approximately $10.1 million (based on the Aggregate Consideration per Share as of October 28, 2012), $1.0 million of which was payable upon the delivery of Lazard’s opinion and approximately $9.1 million of which is contingent upon the acceptance for payment by Acquisition Sub of the Shares in the Offer. OPNET also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Neither OPNET, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

During the 60 days prior to the date of this Schedule 14D-9, no transactions in the Company’s Common Stock have been effected by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than as set forth below:

Executive Officer/Director	Date of Transaction	Nature of Transaction	Number of Shares	Price per Share
Marc A. Cohen	—	—	—	$—
Alain J. Cohen	—	—	—	—
Mel F. Wesley	October 29, 2012	Option exercise	13,333	9.79
	November 2, 2012	Gift transfer	13,333	—
Steven G. Finn	November 1, 2012	Option exercise	10,000	13.25
	November 1, 2012	Option exercise	15,000	15.42
Ronald W. Kaiser	—	—	—	—
William F. Stasior	November 6, 2012	Option Exercise	10,000	13.25
	November 6, 2012	Option Exercise	15,000	15.42

During the 60 days prior to the date of this Schedule 14D-9, no options or restricted stock awards were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued Shares to holders of vested options other than executive officers and directors to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) The Company has agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Company will not, among other matters, solicit alternative acquisition offers. In addition, the Company has agreed to certain procedures that it must follow in the event the Company receives an unsolicited acquisition proposal. The information set forth in the Prospectus/Offer to Exchange under the caption “The Merger Agreement – Covenants – Limited Solicitation of Acquisition Proposals” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the OPNET board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Acquisition Sub, pursuant to the Merger Agreement, of certain persons to be appointed to OPNET’s board of directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Acquisition Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase from the Company that number of newly issued Shares equal to the number of Shares that, when added to the number of Shares owned by Riverbed and its subsidiaries at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully-diluted basis. The aggregate purchase price payable for the Shares being purchased pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Offer Price (which shall be equal to (a) the Cash Consideration payable in the Offer plus (b) the dollar amount determined by multiplying the Stock Consideration payable in the Offer by the average of the closing sale prices of a share of Riverbed common stock as reported on the NASDAQ Global Select Market for each of the ten consecutive trading days prior to the date on which the Top-Up Option is exercised). In no event will the Top-Up Option be exercisable for a number of Shares greater than the aggregate number of Shares authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option. Acquisition Sub may exercise the Top-Up Option at any time following the Acceptance Time but before the earlier of the Effective Time and the termination of the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

OPNET’s board of directors has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Acquisition Sub beneficially owns, pursuant to the Offer or otherwise, including as a result of the issuance by the Company of Shares upon the exercise by Acquisition Sub of the Top-Up Option, at least 90% of the outstanding Shares, Acquisition Sub will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Acquisition Sub beneficially owns, pursuant to the Offer or otherwise, more than 50%, but less than 90%, of the outstanding Shares, a meeting of OPNET stockholders or an action by written consent and the affirmative vote of at least a majority of the Shares outstanding on the record date for such meeting will be needed to complete the Merger. If the conditions to the Offer are satisfied or, where permissible, waived, Riverbed will have sufficient votes to adopt the Merger Agreement without the need for any other OPNET stockholders to vote in favor of such adoption and will have sufficient board representation to propose an amendment to OPNET’s certificate of incorporation to permit stockholder action by written consent, as well as sufficient votes to approve such amendment and take action by written consent to adopt the Merger Agreement.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the OPNET board of directors has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until specified information and documentary material have been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Acquisition Sub’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar day waiting period following the filing by Riverbed, as the ultimate parent of Acquisition Sub, of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information or documentary material prior to that time. On October 31, 2012, Riverbed filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in accordance with the terms of the Merger Agreement. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 30th calendar day following Riverbed’s filing, or November 30, 2012, unless earlier terminated by the FTC and the Antitrust Division or Riverbed receives a request for additional information and documentary material prior to that time. Although the Company, pursuant to requirements of the HSR Act, filed certain information and documentary material with the FTC and the Antitrust Division on November 2, 2012 in connection with the purchase of Shares in the Offer, neither the Company’s failure to file nor a request for additional documents or information issued to the Company from the FTC or the Antitrust Division extends the waiting period with respect to the purchase of Shares in the Offer. Riverbed and the Company may agree to modify the timing of any additional filings under the HSR Act to the extent that they mutually agree that doing so may expedite review by the FTC and/or the Antitrust Division. If, by the end of the 30 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material to Riverbed, the waiting period with respect to the Offer and the Merger would be extended until 30 calendar days after Riverbed complies with such request, subject to the same expiration rules above regarding weekends and federal holidays. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Riverbed’s consent. The FTC or the Antitrust Division may terminate the additional 30 calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division routinely evaluate the legality under the antitrust laws of transactions such as Acquisition Sub’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Acquisition Sub, the FTC or the Antitrust Division could take action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of assets of Riverbed, OPNET or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be.

Under the merger control rules of jurisdictions outside the United States where Riverbed and the Company and their respective subsidiaries conduct business, filings may be required or may be advisable and it may be necessary to observe waiting periods prior to consummation of the transaction. Under the terms of the Merger Agreement, Riverbed has agreed to make such filings and seek such approvals under the merger control rules of foreign jurisdictions as it may, in its reasonable judgment, deem necessary or advisable. Any such filings must be made by Riverbed as soon as reasonably practicable. The period for review of the transaction will vary from jurisdiction to jurisdiction and may be affected by a variety of other factors. The review powers vested in foreign competition authorities include the ability to challenge the legality of the transaction on the basis of its effects on competition or otherwise on the public interest. At any time before (and in some cases after) consummation of the transaction, foreign competition authorities may seek to enjoin the purchase of Shares pursuant to the Offer, or seek divestiture of the Shares so acquired, or seek divestiture of Riverbed or the Company’s assets. There can be no assurance that a challenge to the Offer under foreign merger control rules will not be made or, if such a challenge is made, what the result will be.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use this term to describe the compensation payable to or realized by the Company’s executive officers as a result of the Offer and Merger.

As discussed above in Item 3(c) under the heading “Arrangements with Current Executive Officers and Directors of the Company—Potential Benefits on Change in Control,” each of the executive officers hold RSAs that will vest in full upon the closing of the Offer and Mel F. Wesley holds stock options that will vest in full upon the closing of the Offer. In addition, OPNET has determined to pay to all employees, including the executive officers, any unused vacation balance upon the closing of the Offer.

None of the Company’s executive officers are entitled to any other cash severance payments, payments in cancellation of stock or option awards, pension or nonqualified deferred compensation benefit enhancements, perquisites, other personal benefits or property, health care or welfare benefits, tax reimbursements or any other compensation as a result of a change of control or as a result of a termination of employment before or after a change of control.

The following table sets forth the golden parachute compensation payable to or realizable by the executive officers upon the closing of the Offer.

Golden Parachute Compensation

Name and Principal Position	Equity ($)(1)	Perquisites/ Benefits ($)(2)	Total ($)
Marc A. Cohen	403,790	168,462	572,252
Chairman of the Board and Chief Executive Officer
Alain J. Cohen	86,440	137,159	223,599
President, Chief Technology Officer and Director
Mel F. Wesley	1,685,222	30,849	1,716,071
Senior Vice President and Chief Financial Officer

(1)	Calculated in accordance with SEC rules. Includes (a) for accelerated vesting of stock options, the excess of $41.90, the average closing market price of OPNET Shares over the first five trading days following the first public announcement of the Offer, over the per-share exercise price of the option, multiplied by the number of shares that will vest at the closing of the Offer, and (b) for accelerated vesting of restricted stock, $41.90 multiplied by the number of shares of restricted stock that will vest at the closing of the Offer.
(2)	Represents the amount of accrued vacation pay that will be paid upon the closing of the Offer.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Shares at the Effective Time (a “Remaining Stockholder”) who has neither voted in favor of the Merger nor consented thereto in writing has the right to seek an appraisal and be paid the “fair value” of such holder’s Shares at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Shares must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the surviving corporation in the Merger mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders or if the Merger is being effected pursuant to written consent of the Company’s stockholders in accordance with Section 228 of the DGCL (a “Merger by Written Consent”). If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Shares must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Shares for which appraisal is sought on the date of the making of the demand, continuously hold such Shares through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of a Short-Form Merger, a Long-Form Merger or a Merger by Written Consent, a demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder and that the stockholders intends thereby to demand appraisal of such holder’s shares. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of Shares as to which the holder is the record owner. In such case the written demand must set forth the number of Shares covered by such demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger or a Merger by Written Consent.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: OPNET Technologies, Inc., Attention: Corporate Secretary, 7255 Woodmont Avenue, Bethesda, Maryland 20814. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of Shares covered by the demand and that the stockholder is thereby demanding appraisal of such Shares. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement, and in the case of a Merger by Written Consent, Remaining Stockholders must not consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger, a Merger by Written Consent or a Short-Form Merger, within 120 days after the Effective Time, either the surviving corporation in the Merger or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Shares owned by such stockholders, determining the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their Shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The surviving corporation in the Merger may argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than that paid in the Offer. For the avoidance of doubt, Riverbed, Acquisition Sub and the Company have agreed and acknowledged that, in any appraisal proceeding described herein and to the fullest extent permitted by applicable law, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, the Top-Up Shares or any promissory note delivered by Acquisition Sub to the Company in payment for Top-Up Shares. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Shares subject to such demand or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Shares who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each Share. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the surviving corporation in the Merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each Share. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Riverbed has no present intention to cause or permit the surviving corporation in the Merger to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated November 14, 2012 (1)

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Internal Revenue Service Form W-9)(1) (incorporated by reference to Exhibit 99.1 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(a)(1)(C)	Notice of Guaranteed Delivery(1) (incorporated by reference to Exhibit 99.2 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1) (incorporated by reference to Exhibit 99.3 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1) (incorporated by reference to Exhibit 99.4 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(a)(1)(F)	Summary Advertisement(1) (incorporated by reference to Exhibit 99.5 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(a)(5)(A)	Joint Press Release of Riverbed Technology, Inc. and OPNET Technologies, Inc., dated October 29, 2012 (incorporated by reference to Exhibit 99.2 to OPNET’s Current Report on Form 8-K filed on October 29, 2012)

(a)(5)(B)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9)(2)

(a)(5)(C)	Opinion of Lazard Frères & Co. LLC to the Board of Directors of OPNET Technologies, Inc., dated October 28, 2012 (incorporated by reference to Annex II attached to this Schedule 14D-9)(2)

(a)(5)(D)	Letter from Marc A. Cohen and Alain J. Cohen of OPNET Technologies, Inc. to OPNET employees (incorporated by reference to Form 425 filed by OPNET on October 29, 2012)

(a)(5)(E)	Q&A Presentation Powerpoint of OPNET Technologies, Inc. (incorporated by reference to Form 425 filed by OPNET on October 29, 2012)

(a)(5)(F)	Letter to Partners of OPNET Technologies, Inc. (incorporated by reference to Form 425 filed by OPNET on November 1, 2012)

(a)(5)(G)	Letter to Customers of OPNET Technologies, Inc. (incorporated by reference to Form 425 filed by OPNET on November 2, 2012)

(a)(5)(H)	Q&A Presentation Powerpoint of OPNET Technologies, Inc. (incorporated by reference to Form 425 filed by OPNET on November 2, 2012)

(a)(5)(I)	Q&A Presentation Script of OPNET Technologies, Inc. (incorporated by reference to Form 425 filed by OPNET on November 2, 2012)

(e)(1)	Agreement and Plan of Merger, dated October 28, 2012, by and among Riverbed, Acquisition Sub and OPNET (incorporated by reference to OPNET’s Current Report on Form 8-K filed on October 29, 2012)

(e)(2)	Form of Tender and Support Agreement, dated October 28, 2012, by and among Riverbed Technology, Inc., Octagon Acquisition Corp. and certain stockholders of OPNET Technologies, Inc. (incorporated by reference to OPNET’s Current Report on Form 8-K filed on October 29, 2012)

Exhibit No.	Description

(e)(3)	Third Amended and Restated Certificate of Incorporation of OPNET Technologies, Inc. (incorporated by reference to Exhibit 3.2 to OPNET’s Registration Statement on Form S-1 filed on March 15, 2000)

(e)(4)	Second Amended and Restated Bylaws of OPNET Technologies, Inc. (incorporated by reference to Exhibit 3.2 to OPNET’s Annual Report on Form 10-K filed on June 11, 2007)

(e)(5)	Confidentiality Agreement, dated January 11, 2012, by and between OPNET Technologies, Inc. and Riverbed Technology, Inc., as amended (incorporated by reference to Exhibit 99.10 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(e)(6)	Exclusivity Agreement, dated September 18, 2012, by and between OPNET Technologies, Inc. and Riverbed Technology, Inc. (incorporated by reference to Exhibit 99.11 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(e)(7)	Form of Non-Competition and Non-Solicitation Agreement among Riverbed Technology, Inc. and certain officers, directors and employees of OPNET Technologies, Inc. (incorporated by reference to Exhibit 99.9 to Riverbed Technology, Inc.’s Registration Statement on Form S-4 filed on November 14, 2012)

(e)(8)	Offer of Employment, dated October 25, 2012, by and between Riverbed Technology, Inc. and Alain J. Cohen

(e)(9)	Offer of Employment, dated October 25, 2012, by and between Riverbed Technology, Inc. and Marc A. Cohen

(e)(10)	Offer of Employment, dated October 25, 2012, by and between Riverbed Technology, Inc. and Mel F. Wesley

(1)	Included in materials mailed to stockholders of OPNET.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPNET Technologies, Inc.

By:	/s/ Marc A. Cohen
Marc A. Cohen, Chairman of the Board and Chief Executive Officer

Dated: November 14, 2012

Annex I —	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II —	Opinion of Lazard Frères & Co. LLC to the Board of Directors of OPNET Technologies, Inc., dated October 28, 2012

Annex III —	Section 262 of the Delaware General Corporation Code

ANNEX I

OPNET TECHNOLOGIES, INC.

7255 WOODMONT AVENUE

BETHESDA, MARYLAND 20814

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about November 14, 2012, in connection with the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”) of OPNET Technologies, Inc., a Delaware corporation (“OPNET,” the “Company,” “we” or “our”), with respect to the tender offer by Octagon Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and a wholly owned subsidiary of Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), to the holders of record of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock” or “Shares”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by Riverbed without a meeting of the Company’s stockholders to a majority of the seats on the Board of Directors of OPNET (the “Board”). Such designation would be made pursuant to Section 1.3 of the Agreement and Plan of Merger, dated October 28, 2012 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Riverbed and Acquisition Sub, that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Acquisition Sub will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Acquisition Sub commenced a tender offer on November 14, 2012 to purchase all of the outstanding Shares for consideration per Share consisting of (i) $36.55 in cash and (ii) 0.2774 of a share of Riverbed common stock, par value $0.001 per share ((i) and (ii) together, the “Offer Price”), without interest, and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 14, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on December 17, 2012, at which time, if all conditions to the Offer have been satisfied or waived, Acquisition Sub will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Company’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Acquisition Sub and Riverbed with the Securities and Exchange Commission (the “SEC”) on November 14, 2012.

The Merger Agreement provides that upon the acceptance for exchange of Shares pursuant to the Offer and from time to time thereafter, Riverbed will be entitled to designate to serve on the Board a number of directors of the Company, rounded up to the next whole number, that equals the product of:

•	the total number of directors on the Board (determined after giving effect to the election of additional directors by Riverbed in accordance with the Merger Agreement); and

•

a fraction having the numerator equal to the aggregate number of Shares then beneficially owned by Riverbed and its wholly owned subsidiaries, including Acquisition Sub, at such time (including Shares accepted for payment pursuant to the Offer), and having a denominator equal to the total number of Shares then outstanding.

Notwithstanding anything to the contrary contained in the immediately preceding paragraph, in no event will Riverbed’s director designees constitute less than a majority of the Board.

The Company will take all action necessary to cause Riverbed’s designees to be elected or appointed to the Board, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of the Board.

From and after the consummation of the Offer, if requested by Riverbed, the Company must also: (a) use its reasonable best efforts to obtain and deliver to Riverbed the resignation of each individual who is an officer of the Company or any of its subsidiaries; and (b) cause individuals designated by Riverbed to constitute the number of members, rounded up to the next whole number, on: (i) each committee of the Board; and (ii) each board of directors of each subsidiary of the Company (and each committee thereof) that represents at least the same percentage as individuals designated by Riverbed represent on the Board.

Notwithstanding the foregoing and subject to certain conditions, the Company must use reasonable efforts to ensure that, at all times after the consummation of the Offer and prior to the Effective Time, at least two of the members of the Board are individuals who were directors of the Company on October 28, 2012 (the date of the execution of the Merger Agreement), or the “continuing directors.”

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the possible appointment of Riverbed’s designees to the Board.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein by reference) concerning Riverbed, Acquisition Sub and Riverbed’s designees has been furnished to the Company by Riverbed, and the Company assumes no responsibility for the accuracy or completeness of such information.

RIVERBED DESIGNEES

As of the date of this Information Statement, Riverbed has not selected its designees to the Board. However, Riverbed has informed the Company that it will choose from among Randy S. Gottfried, Jerry M. Kennelly, Brett A. Nissenberg, Eric S. Wolford, Paul B. O’Farrell and Amanda M. Vinson (the “Potential Designees”), in selecting its designees to the Board. The information with respect to the Potential Designees included on Schedule A to this information statement is incorporated herein by reference. Riverbed has informed the Company that each of the Potential Designees has consented to act as a director of the Company if so designated.

Based on the information set forth in the Offer to Purchase filed by Riverbed and the Acquisition Sub and other information provided by Riverbed, none of the Potential Designees (1) is currently a director of, or holds any position with, the Company, or (2) has a familial relationship with any directors or executive officers of the Company. The Company has been advised that, to the knowledge of Riverbed, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Riverbed has informed the Company that, to its knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the selected Potential Designees may assume office at any time following the purchase by Acquisition Sub of Shares pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on December 17, 2012. It is currently not known which, if any, of the current directors of the Company would resign.

CERTAIN INFORMATION CONCERNING OPNET TECHNOLOGIES, INC.

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on October 26, 2012 there were 23,205,154 shares of Common Stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Riverbed and its affiliates do not own any shares of Common Stock. Reference is made to the tender and support agreements dated as of October 28, 2012, by and among Riverbed, Acquisition Sub and each of Marc A. Cohen, the Company’s Chairman and Chief Executive Officer, and Alain J. Cohen, the Company’s President and Chief Technology Officer (the form of which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company with the SEC on October 29, 2012).

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of stockholders of the Company. Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the Company's stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The Board of Directors of OPNET currently consists of five members. The following table sets forth the current directors and executive officers of the Company and their ages as of October 26, 2012:

Executive Officer/Director	Age	Position Held with Company
Marc A. Cohen	49	Chairman of the Board and Chief Executive Officer
Alain J. Cohen	45	President, Chief Technology Officer and Director
Mel F. Wesley	41	Senior Vice President and Chief Financial Officer
Steven G. Finn	66	Director
Ronald W. Kaiser	58	Director
William F. Stasior	71	Director

The following is a brief biography of each of our executive officers and directors as of October 26, 2012.

Executive Officers

Marc A. Cohen, one of the Company’s founders, has served as the Chairman of the Board since the Company’s inception in 1986 and as the Company’s Chief Executive Officer since 1994. From 1986 to 1992, Mr. Cohen was also a consultant with Booz Allen Hamilton Inc. (“Booz Allen”), an international management and consulting company. Mr. Cohen received a bachelor’s degree in engineering science from Harvard University and a master’s degree in electrical engineering from Stanford University. Mr. Cohen also serves as a Trustee and as a member of the board of directors of the Dana-Farber Cancer Institute in Boston, Massachusetts. The Nominating Committee and the Board believe the characteristics that qualify Mr. Cohen for service on the Board include his leadership experience and business judgment, his role in leading the growth of the Company since its founding, and his deep knowledge of relevant technologies and the Company’s operations and its products.

Alain J. Cohen, one of the Company’s founders, has served as the Company’s President and Chief Technology Officer and as a member of the Board since the Company’s inception in 1986. Mr. Cohen received a bachelor’s degree in electrical engineering from the Massachusetts Institute of Technology (“M.I.T.”). The Nominating committee and the Board believe the characteristics that qualify Mr. Cohen for service on the Board include his role as a co-founder of the Company, his leadership experience and demonstrated business judgment since its formation and his extensive technical contributions as the principal architect of the Company’s products and technology.

Mel F. Wesley has served as the Company’s Vice President and Chief Financial Officer since July 2005 and became a Senior Vice President in November 2011. Mr. Wesley served as our Acting Chief Financial Officer from December 2004 to July 2005 and as our Corporate Controller from June to December 2004. From August 2003 to June 2004, Mr. Wesley served as Corporate Controller for SteelCloud, Inc., a publicly traded corporation that provides design, development and manufacturing of network appliances and infrastructure server products. From October 2000 to August 2003, Mr. Wesley served as an Assistant Controller for Learning Tree International, Inc., a publicly traded corporation that provides training to information technology professionals and managers. Mr. Wesley received a bachelor’s degree in accounting and a master of business administration from George Mason University. Mr. Wesley is also licensed as a Certified Public Accountant in Virginia.

Non-Employee Directors

Dr. Steven G. Finn has served as a member of the Board since March 1998. Dr. Finn has been a principal research scientist and lecturer at M.I.T. since 1991. Dr. Finn has also served as a consultant with Matrix Partners, a venture capital firm, since 1991. The Nominating Committee and the Board believe the characteristics that qualify Dr. Finn for service on the Board include his history of working with technology companies and his extensive expertise and reputation in the networking field.

Ronald W. Kaiser has served as a member of the Board since October 2003. From November 2009 through March 2011, when the company was sold, Mr. Kaiser served as Chairman of the Board and Chief Executive Officer of MobileAccess Networks, Inc., a privately held manufacturing company. Since March 2011 and from January 2008 to October 2009, he has been and was an independent consultant and board member for companies in the technology and life sciences fields. From January 2007 through December 2007, Mr. Kaiser served as Chief Financial Officer of Sucampo Pharmaceuticals, Inc., a specialty pharmaceutical company. Mr. Kaiser served as Chief Financial Officer of Pharmathene, Inc., a privately held bio-defense company from April 2005 through December 2006. Mr. Kaiser served as Chief Financial Officer, Treasurer and Secretary of Air Cargo, Inc., a privately held provider of United States and European cargo transportation logistics from February 2003 through March 2005. Air Cargo filed for Chapter 11 bankruptcy on December 7, 2004. Mr. Kaiser served as Chief Financial Officer and Treasurer of OTG Software, Inc. (“OTG”), from June 1998 until the sale of OTG to Legato Systems, Inc. in May 2002. OTG was a publicly traded corporation that provided online data storage and data access software products for business applications, e-mail management and related services. Mr. Kaiser serves on the board of directors of Vocus, Inc., a provider of public relations management software. The Nominating Committee and the Board believe the characteristics that qualify Mr. Kaiser for service on the Board include his extensive experience as a senior executive with technology companies, and particularly his financial expertise.

William F. Stasior has served as a member of the Board since March 1998. In January 2010 Mr. Stasior was appointed by the Board to serve as its lead independent director. Since October 1999, he has served as senior chairman of Booz Allen. From 1991 to 1999, he served as Chairman and Chief Executive Officer of Booz Allen. Mr. Stasior previously served on the board of directors of SkyTerra Communications, Inc., a telecommunications service provider, from May 2000 until its acquisition by Harbinger Capital Partners Master Fund I and Harbinger Capital Partners Special Situations Fund, L.P. in September 2009. The Nominating Committee and the Board believe the characteristics that qualify Mr. Stasior for service on the Board include his service as the chief executive officer of a large company, his knowledge of the consulting services business, and his contributions as the Board’s lead independent director.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Board of Directors

As required under the NASDAQ listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his family members, and the Company, the Company’s senior management and independent registered public accounting firm, the Board has affirmatively determined that Messrs. Kaiser and Stasior, and Dr. Finn are independent directors within the meaning of the applicable NASDAQ listing standards. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with the Company.

Information Regarding the Board of Directors and its Committees

The Board has established three standing committees – Audit, Compensation and Nominating – each of which operates under a charter that has been approved by the Board.

The Board has determined that each member of each committee is independent within the meaning of the NASDAQ listing standards and that each member is free of any relationship that would impair his individual exercise of independent judgment with regard to the Company. At least annually, the Board reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of the Audit Committee are independent.

Audit Committee

The Audit Committee is currently composed of Messrs. Kaiser and Stasior and Dr. Finn. The Board has determined that Mr. Kaiser qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Audit Committee met five times (including by teleconference) during fiscal 2012. The functions of the Audit Committee include:

•	appointing the Company’s independent auditors;

•	reviewing the independence of the independent auditors;

•	reviewing the annual audit plan of the independent auditors, the results of the independent audit and the report and recommendations of the independent auditors;

•	evaluating the adequacy of the Company’s internal financial and accounting processes and controls; and

•	reviewing with management and the independent auditors the annual and interim financial statements of the Company.

A copy of the charter of the Audit Committee is available in the “Investor Relations” section under the “About Us” tab of the Company’s Website at www.opnet.com. The information contained on the website is not incorporated by reference in, or considered part of, this Information Statement.

Report of the Audit Committee of the Board of Directors(1)

The Audit Committee reviewed the Company’s audited financial statements for fiscal 2012 and discussed these financial statements with the Company’s management. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with Deloitte & Touche LLP, the Company’s independent registered public accounting firm.

The Company’s independent registered public accounting firm also provided the Audit Committee with the written disclosures and the letter required by Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence). The Audit Committee discussed with the independent registered public accounting firm the matters disclosed in this letter and their independence from the Company. The Audit Committee also considered whether the independent registered public accounting firm’s provision of the other, non-audit related services to the Company which are referred to under the heading “Independent Auditor Fees and Related Matters” is compatible with maintaining such auditors’ independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent auditors, the Audit Committee recommended to the Company’s Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2012.

By the Audit Committee of the Board of Directors.

Steven G. Finn

Ronald W. Kaiser

William F. Stasior

(1)	The material in this report of the audit committee is not “soliciting material,” is furnished to but not deemed “filed” with the SEC and is not to be incorporated by reference into any filing of OPNET under the Securities Act of 1933, as amended, or the Exchange Act, other than the Annual Report on Form 10-K, as amended, where it shall be deemed to be “furnished,” whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

The Compensation Committee, which is currently composed of Messrs. Kaiser and Stasior and Dr. Finn, establishes the compensation of the Company’s executive officers, including salaries, bonuses and every other type of compensation that is not made available on a similar basis to employees of the Company in general, establishes the compensation policies applicable to the executive officers and administers the Company’s bonus, incentive compensation and stock plans. In addition, the Compensation Committee consults with the Company’s management regarding the Company’s general benefit plans and compensation policies and practices. The Compensation Committee has the authority to delegate some or all of its duties to a subcommittee of its own members, but has not done so. The Board has delegated to Marc Cohen, the Company’s Chief Executive Officer, and Alain Cohen, the Company’s President and Chief Technology Officer, and each a member of our Board, concurrent authority to grant stock awards under our stock incentive plan to eligible participants who are not executive officers, subject to specified limits. The Compensation Committee met three times during fiscal 2012. A copy of the charter of the Compensation Committee is available in the “Investor Relations” section under the “About Us” tab of the Company’s Website at www.opnet.com. The information contained on the website is not incorporated by reference in, or considered part of, this Information Statement.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Kaiser and Stasior and Dr. Finn. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of the Compensation Committee of the Company.

Nominating Committee

The Nominating Committee is currently composed of Messrs. Kaiser and Stasior and Dr. Finn. The Nominating Committee met once during fiscal 2012. The function of the Nominating Committee is to recommend to the Board the persons to be nominated for election as directors at any meeting of stockholders. A copy of the charter of the Nominating Committee is available in the “Investor Relations” section under the “About Us” tab of the Company’s Website at www.opnet.com. The information contained on the website is not incorporated by reference in, or considered part of, this Information Statement.

Director Nomination Process

Except where the Company is legally required to provide third parties the right to nominate directors, the Nominating Committee is responsible for recommending to the Board all nominees for election as directors at any meeting of stockholders and the persons to be elected by the Board to fill any vacancies on the Board.

The criteria for selecting all director nominees are specified in the charter of the Nominating Committee. In selecting director nominees for recommendation to the Board the Nominating Committee considers: i) the nominee’s reputation for integrity, honesty and adherence to high ethical standards, ii) the nominee’s demonstrated business acumen, financial literacy, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and iii) whether the nominee is willing and able to contribute positively to the decision-making process of the Company.

In addition to those factors specified in its charter, the Nominating Committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors’ overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors’ independence.

The Nominating Committee will consider director candidates recommended by stockholders. The Nominating Committee does not intend to alter the manner in which it evaluates candidates, including the criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders have the right under the Company’s Bylaws to directly nominate director candidates, without any action or recommendation on the part of the Board.

To be considered for inclusion in the proxy statement for the 2013 Annual Meeting, stockholder proposals must be submitted to the Secretary of the Company at its principal executive offices at 7255 Woodmont Avenue, Bethesda, Maryland 20814, no later than the close of business on March 29, 2013.

If a stockholder of the Company wishes to present a proposal directly at the 2013 Annual Meeting, but does not wish to have the proposal considered for inclusion in the proxy statement, such stockholder must also give written notice to the Secretary of the Company at the address noted above. The Secretary must receive such notice not less than 60 days nor more than 90 days prior to the first anniversary of the 2012 Annual Meeting; provided that, in the event that the date of the 2013 Annual Meeting is advanced by more than 20 days, or delayed by more than 60 days, from the first anniversary of the 2012 Annual Meeting, notice by the stockholder must be received not earlier than the 90th day prior to the 2013 Annual Meeting and not later than the close of business on the later of (i) the 60th day prior to the 2013 Annual Meeting and (ii) the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. If a stockholder fails to provide timely notice of a proposal to be presented at the 2013 Annual Meeting, the proxies designated by the Board of the Company will have discretionary authority to vote on any such proposal. The Company reserves the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

Stockholders wishing to propose director candidates for consideration by the stockholders at the 2013 Annual Meeting may do so by writing to the Secretary of the Company and providing the information specified in the Company’s Bylaws, including the candidate’s name, address and principal occupation. The Company’s

Bylaws set forth further requirements for stockholders wishing to nominate director candidates for consideration by stockholders including, among other things, that a stockholder must give written notice of an intent to make such a nomination complying with the Bylaws of the Company to the Secretary of the Company received not less than 60 days nor more than 90 days prior to the first anniversary of the 2012 Annual Meeting; provided that, in the event that the date of the 2013 Annual Meeting is advanced by more than 20 days, or delayed by more than 60 days, from the first anniversary of the 2012 Annual Meeting, notice by the stockholder must be received not earlier than the 90th day prior to the 2013 Annual Meeting and not later than the close of business on the later of (i) the 60th day prior to the 2013 Annual Meeting and (ii) the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first.

Meetings of the Board of Directors; Annual Meeting Attendance

The Board met nine times (including by teleconference) during fiscal 2012. Each director attended at least 75% of the aggregate of the meetings of the Board and meetings of the committees on which he then served.

The Board does not have a policy with regard to attendance by directors at annual meetings. Two of the directors attended the 2011 annual meeting of stockholders.

Stockholder Communications with the Board of Directors

Stockholders may communicate with the Board or any of the directors by sending written communications addressed to the Board or any of the directors, c/o Corporate Secretary, OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, MD 20814. The Chairman of the Board, with the assistance of the Company’s General Counsel, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors.

Board of Directors’ Leadership Structure and Role in Risk Oversight

The Company’s Board of Directors is currently chaired by the Chief Executive Officer of the Company, Marc Cohen. The Board has also appointed Mr. Stasior as lead independent director.

The Company believes that combining the positions of Chief Executive Officer and Board Chair helps to ensure that the Board and management act with a common purpose. In the Company’s view, separating the positions of Chief Executive Officer and Board Chair has the potential to give rise to divided leadership, which could interfere with cohesive decision-making or weaken the Company’s ability to develop and implement strategy. Instead, the Company believes that combining the positions of Chief Executive Officer and Board Chair provides a single, clear chain of command to execute the Company’s strategic initiatives and business plans. In addition, the Company believes that a combined Chief Executive Officer/Board Chair is better positioned to act as a bridge between management and the Board, facilitating the regular flow of information. The Company also believes that it is advantageous to have a Board Chair with an extensive history with and knowledge of the Company (as is the case with the Company’s Chief Executive Officer).

The Board appointed Mr. Stasior as the lead independent director to help reinforce the independence of the Board as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer and Board Chair. The lead independent director is empowered to, among other duties and responsibilities, approve agendas and meeting schedules for regular Board meetings, preside over Board meetings in the absence of the Board Chair, preside over and establish the agendas for meetings of the independent directors, act as liaison between the Board Chair and the independent directors, approve information sent to the Board, preside over any portions of Board meetings at which the evaluation or compensation of the Chief Executive Officer is presented or discussed and, as appropriate, upon request, act as a liaison to stockholders. In addition, it is the responsibility of the lead independent director to coordinate between the Board and management with regard to the determination and implementation of responses to any problematic risk management issues. As a result, the Company believes that the lead independent director can help ensure the effective independent functioning of the Board in its oversight responsibilities. In addition, the Company believes that the lead independent director is better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the Board Chair, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors. In light of the Chief Executive Officer’s extensive history with and knowledge of the Company, and because the Board’s lead independent director is empowered to play a significant role in the Board’s leadership and in reinforcing the independence of the Board, the Company believes that it is advantageous for the Company to combine the positions of Chief Executive Officer and Board Chair.

One of the Board’s key functions is informed oversight of the Company’s risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight. In particular, the Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company. The Audit Committee has the responsibility to consider and discuss the major financial risk exposures to the Company and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements. The Nominating Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. The Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. The Board and its committees receive regular reports from members of senior management on areas of material risk to the Company.

Code of Business Conduct and Ethics

The Company has adopted a code of business conduct and ethics that applies to all Company directors, officers and employees, including the Company’s principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. A copy of the code of business conduct and ethics is posted on the “Investor Relations” section of the Company’s Website at www.opnet.com. The Company intends to satisfy the disclosure requirements under Item 10 of Form 8-K regarding amendments to, or waivers from, the code of business conduct and ethics by either providing such information on a Form 8-K filed with the SEC or by posting such information in the “Investor Relations” section under the “About Us” tab of the Company’s Website at www.opnet.com. The information contained on the website is not incorporated by reference in, or considered part of, this Information Statement.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock as of October 26, 2012 by:

•	each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock;

•	each director and nominee for director of the Company;

•	each of the executive officers of the Company; and

•	all executive officers, directors and nominees for director of the Company as a group.

Except as set forth herein, the business address of each named beneficial owner is c/o OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814, and each person or entity named in the table has sole voting power and investment power (or shares such power with his spouse) with respect to all shares of Common Stock indicated as owned by such person or entity. Applicable percentages are based on 23,205,154 shares outstanding as of October 26, 2012.

	Number of Shares Beneficially Owned (1)		Percent of Class
Executive Officers and Directors
Marc A. Cohen	2,791,899	(2)	12.0%
Alain J. Cohen	4,693,873		20.2
Mel F. Wesley	33,259	(3)	*
Steven G. Finn	116,000	(4)	*
Ronald W. Kaiser	43,000		*
William F. Stasior	138,000	(4)	*
All executive officers, directors and nominees for director, as a group (6 persons)	7,704,698	(5)	33.5

5% Holders
Eagle Asset Management, Inc. (6)	1,919,067		8.3
The Vanguard Group, Inc. (7)	1,205,834		5.2

*	Less than 1%.
(1)	The number of shares beneficially owned by each director, nominee for director, executive officer and stockholder is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after October 26, 2012 through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares.
(2)	Includes 48,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 26, 2012.
(3)	Includes 13,333 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 26, 2012.
(4)	Includes 25,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 26, 2012.
(5)	Includes an aggregate of 111,333 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days after October 26, 2012.
(6)	This information has been obtained from a Schedule 13F filed with the SEC on April 16, 2012 by Eagle Asset Management, Inc. According to the Schedule 13F, Eagle Asset Management, Inc. may be deemed to beneficially own 1,919,067 shares of common stock, including holding sole voting power with respect to 1,876,351 shares of common stock, shared voting power with respect to no shares of common stock, sole dispositive power with respect to 1,919,067 shares of common stock, and shared dispositive power with respect to no shares of common stock. The principal business address of Eagle Asset Management, Inc. is 880 Carillon Parkway, Saint Petersburg, FL 33716.
(7)	This information has been obtained from a Schedule 13F filed with the SEC on May 14, 2012 by The Vanguard Group, Inc. According to the Schedule 13F, The Vanguard Group, Inc. may be deemed to beneficially own 1,205,864 shares of common stock, including holding sole voting power with respect to 22,507 shares of common stock, shared voting power with respect to no shares of common stock, sole dispositive power with respect to 1,183,927 shares of common stock, and shared dispositive power with respect to 21,907 shares of common stock. The principal business address of The Vanguard Group, Inc. is P.O. Box 2600, Valley Forge, PA 19482-2600.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of more than 10% of the Common Stock (collectively, “Reporting Persons”) to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on its review of the copies of such reports filed by the Reporting Persons furnished to the Company and on the representations of the Reporting Persons, the Company believes that during the fiscal year ended March 31, 2012 the Reporting Persons complied with all Section 16(a) filing requirements, except that during fiscal year 2011 Marc Cohen and Mel Wesley each filed one Form 4 late and during fiscal 2012 Marc Cohen, Alain Cohen, and Mel Wesley each filed one Form 4 late.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the following Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

By the Compensation Committee of the Board of Directors.

Steven G. Finn

Ronald W. Kaiser

William F. Stasior

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The goals of the Board and the Compensation Committee with respect to executive compensation are to align compensation with business objectives and performance, to enable us to attract, retain and reward executive officers and other key employees who contribute to our long-term success, and to establish an appropriate relationship between executive compensation and the creation of long-term stockholder value. To meet these goals, the Compensation Committee has adopted a mix among the compensation elements of salary, cash bonus and equity awards.

The Board and the Compensation Committee also believe that the compensation of the Chief Executive Officer and the other executive officers should be based to a substantial extent on our company-wide performance and on the executive officer’s individual performance. Generally, when establishing salaries, bonus levels and stock awards for executive officers, the Compensation Committee considers: (i) our financial performance during the past year and recent quarters, (ii) the individual’s performance during the past year and recent quarters and (iii) the salaries of executive officers in similar positions of companies of comparable size and capitalization and other companies within the network and application performance management software industry.

Historically, the most important company-wide performance factors considered by the Compensation Committee have been revenue, revenue growth, profitability and operating cash flow. The Compensation Committee has typically evaluated these measures against our operating budget for the related year. The Compensation Committee also considers the individual performance of each executive officer, based on subjective assessments of his performance during the past year and recent quarters. Historically, the Compensation Committee did not have a practice of establishing formal performance goals for each executive at the beginning of a year and then measuring his performance against those goals at the end of the year or the end of each quarter. Instead, the Compensation Committee historically made a subjective determination of individual performance after the period was concluded. Because each of the executive officers has responsibilities that affect us on a company-wide basis, the Compensation Committee has typically measured their performance primarily on the basis of our achievement of company-wide goals and has given relatively less consideration to individual performance factors.

For fiscal 2012, the Compensation Committee established a new non-discretionary cash incentive bonus program described below, with the goal of adding more formality and predictability to the establishment of cash bonuses for our named executive officers and certain key employees. This program established specific company-wide financial performance goals for our company and provided a specific formula for determining executive and key employee bonuses based on the company’s performance against those goals.

While the Compensation Committee did not formally benchmark our compensation to that of other companies in fiscal 2012, the Compensation Committee does informally consider competitive market practices by speaking to recruitment agencies and reviewing publicly available information relating to compensation of executives at other companies in our industry and other data available to it. The public information available to the Compensation Committee included a variety of information, such as filings of other companies with the SEC, information in publicly available compensation studies and information known to members of the Compensation Committee generally as a result of their business dealings. The Compensation Committee recognizes the importance of maintaining compensation practices and levels of compensation competitive with other software companies in our industry. Accordingly, the Compensation Committee utilized this information to understand the compensation of executive officers in similar positions of companies of comparable size and capitalization and other companies within the network and application performance management software industry.

Compensation Components

The four major components of our executive officer compensation program are (i) base salary, (ii) annual incentive awards in the form of cash bonuses, (iii) long-term, equity-based incentive awards, and (iv) employee benefits, such as 401(k) matching payments and health and life insurance. The Compensation Committee has not adopted any formal or informal policy for allocating compensation between long-term and short-term compensation or between cash and non-cash compensation. We view each of the elements of our compensation program as related but distinct. Our decisions about each individual element do not necessarily affect the decisions we make about other elements. For example, we do not believe that significant compensation derived from one element of compensation should necessarily negate or reduce compensation from other elements.

Base Salary

The Compensation Committee meets periodically to set the base salary levels of our executive officers. When reviewing base salaries the Compensation Committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge, and competitive pay practices. The Compensation Committee recognizes the importance of maintaining compensation practices and levels of compensation competitive with other software companies in our industry and anticipates reviewing compensation packages at least annually.

The Compensation Committee increased the salary of Mel Wesley during fiscal 2012 with a view to bringing him into a range the Compensation Committee considered competitive and appropriate taking into consideration our financial performance and market capitalization. Effective November 2011, the Compensation Committee increased Mel Wesley’s annual base salary from $260,000 to $295,000. The Compensation Committee did not increase the salaries for Marc Cohen or Alain Cohen.

Historically, the Compensation Committee has paid an equal amount of salary and other forms of compensation to Marc Cohen and Alain Cohen. This reflects the view of the Compensation Committee that both Marc and Alain Cohen have comparable duties and work closely together as co-managers to oversee our company and therefore their compensation should be equal.

Discretionary Cash Bonus

The Compensation Committee has the authority to award discretionary cash bonuses to our executives from time to time. Our cash bonus program is designed to motivate executives to work effectively to achieve our financial performance objectives and to reward them when objectives are met. We did not grant any cash bonuses to Marc Cohen, Alain Cohen, or Mel Wesley during fiscal 2012.

Cash Incentive Bonus Program

For fiscal 2012, the Compensation Committee adopted the FY 2012 Annual Incentive Bonus Program, a new cash incentive bonus program (the “Formula Bonus Program”) for the named executive officers and certain key employees.

Bonus Program Structure and Metrics

Each of the Chief Executive Officer, President and Chief Financial Officer (the “Executive Participants”), as well as each key employee specified by the Compensation Committee (the Executive Participants and such key employees together, the “Participants”), was eligible to receive cash bonuses under the Formula Bonus Program based on the achievement of threshold levels designated by the Compensation Committee of two specified corporate financial objectives, consisting of revenue and adjusted operating income, during fiscal 2012.

The amount of each Executive Participant’s bonus would be determined by multiplying the bonus pool for the fiscal year by his applicable participation percentage. For Key Employees, the Compensation Committee determines the individual participation percentages for each Key Employee within the 20% participation percentage allotted for all Key Employees. Each Key Employee’s bonus would be determined by multiplying the bonus pool for the relevant period by the Key Employee’s individual participation percentage. The participation percentages were:

Participant	Participation Percentage
Chief Executive Officer	35%
President	35%
Chief Financial Officer	10%
All Key Employees	20%

The Compensation Committee set the following corporate financial objectives for the Formula Bonus Program:

Fiscal 2012 Target Revenue (1) ($)(thousands)	Fiscal 2012 Target Adjusted Operating Income (2) ($)(thousands)
174,578	31,020

(1)	Revenue was calculated as GAAP revenue as reported for fiscal 2012 the relevant period in our filings with the SEC.
(2)	Adjusted Operating Income was calculated as GAAP operating income as reported for the relevant period in our filings with the SEC, adjusted to exclude any expenses attributable to any payments due or potentially due under the Formula Bonus Program.

Under the Formula Bonus Program, the Participants would only be eligible for bonuses if we achieved the threshold levels of both corporate financial objectives for fiscal 2012. If we achieved the target levels of both corporate financial objectives, a bonus pool would be established equal to 20% of the excess of the actual adjusted operating income achieved during fiscal 2012 over the target adjusted operating income. Each Participant’s bonus amount would be equal to the bonus pool multiplied by the Participant’s individual participation percentage. If we did not achieve the threshold levels of both corporate financial objectives for fiscal 2012, no bonuses would be earned.

Fiscal 2012 Company Performance and Bonus Payouts

Our ultimate performance with respect to the corporate financial objectives was as follows:

Fiscal 2012 Actual Revenue ($)(thousands)	Fiscal 2012 Actual Adjusted Operating Income ($)(thousands)
172,718	27,911

Based on our performance for fiscal 2012, we did not achieve either the revenue target or the adjusted operating income target. Accordingly, none of the participants earned a bonus under the Formula Bonus Plan.

Equity-Based Incentive Compensation

We use equity-based incentives to provide key employees, including executive officers, with an opportunity to share, along with our stockholders, in the long-term performance of our company. The Compensation Committee believes that a primary goal of the compensation program is to provide key employees who have significant responsibility for the management, growth and future success of our company with the opportunity to participate in the financial gain from price increases in our Common Stock. In addition, the vesting feature of our equity grants should further our goal of executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period.

Executives are eligible to receive stock options giving them the right to purchase shares of Common Stock in the future at a price equal to the fair market value at the date of grant. Historically, our equity awards typically took the form of stock options. Executives are also eligible to receive grants of restricted stock, and we have begun in recent years to rely much more significantly on restricted stock grants in lieu of stock options. We typically grant restricted stock awards at no cost to the executive. Because the shares have a built-in value at the time the restricted stock grants are made, we generally grant significantly fewer shares of restricted stock than the number of stock options we would grant for a similar purpose.

We also have an equity incentive program whereby we make discretionary quarterly grants of restricted stock to our executives and other key employees. Under this program, following the end of each quarter, the Compensation Committee establishes a bonus pool, denominated in dollars, based primarily on our financial performance for the prior quarter and on other factors. The size of this bonus pool for each quarter, and whether to have a bonus pool at all, are entirely at the discretion of the Compensation Committee. In determining the amount of the quarterly bonus pool for this purpose, the Compensation Committee considers a variety of factors. The Compensation Committee may consider any factor deemed by it to be relevant and the factors it considers may vary from quarter to quarter. Historically, the primary factor considered each quarter by the Compensation Committee has been our revenue for the prior quarter, but the Compensation Committee has also considered other factors, such as profitability, progress toward profitability, revenue growth rates and cash generation during the prior quarter. The Compensation Committee has primarily evaluated these measures against the amounts contained in our company-wide operating budget established at the beginning of each fiscal year. The Compensation Committee evaluates these measures retrospectively and does not establish particular performance metrics at the beginning of the year or quarter to which the bonus pool will be linked. It has been the practice of the Compensation Committee to limit the overall quarterly bonus pool to no more than 2% of our total revenue for the prior quarter.

Once the amount of the dollar-denominated quarterly bonus pool, if any, is decided, the Compensation Committee then determines its allocation among the executive officers and other key employees. Our Chief Executive Officer identifies proposed recipients of the quarterly bonus pool and makes a recommendation for the allocation of the quarterly bonus pool including himself and Alain Cohen. This recommendation is based primarily on his subjective judgment about the performance of each recipient he is proposing, input from Alain Cohen regarding the performance of those recipients with whom Alain Cohen has substantial interaction during the quarter, and his assessment of competitive pressures impacting the importance of retaining the respective recipients at our company. The Compensation Committee first determines how much of the bonus pool should be allocated to Marc and Alain Cohen, based on its assessment of the overall availability and size of the pool as described above and on its subjective assessment of the relative performance of each in contributing to the factors the Compensation Committee considered in determining the pool. The Compensation Committee then allocates the remainder of the pool to other employees after discussing the Chief Executive Officer’s recommendations with him. Historically, because of the direct involvement the Chief Executive Officer has with recipients and his ability to assess each recipient’s contribution to company-wide performance, the Compensation Committee has been largely deferential to the recommendations of the Chief Executive Officer with respect to employees who are not executive officers, adjusting his recommendations primarily when it appears to the Compensation Committee that a particular factor of evaluation is over or under-weighted. In keeping with its views of the relative contributions of Marc and Alain Cohen described above, the Compensation Committee has typically awarded a similar bonus under this program to each of them in any given quarter.

These dollar-denominated bonuses are subsequently translated into a number of shares of restricted stock based on the closing price of our Common Stock as reported on the Nasdaq Global Select Market on the third trading day following our quarterly earnings release, which is also the date of the actual restricted stock grant. Each of these grants to Marc Cohen, Alain Cohen, and Mel Wesley vests as to one-third of the shares on each of the second, third and fourth anniversaries of the grant date. If the executive ceases to be an employee, officer or director of, or consultant or advisor to, us or a parent or subsidiary of ours, any shares that are not then vested are subject to forfeiture without payment to the executive. In the event we experience a change-of-control event, as specified in the 2010 Incentive Plan, these grants automatically become vested in full.

During fiscal 2012, we granted 3,046 shares of restricted stock to Marc Cohen and 5,987 shares to Mel Wesley under this equity incentive program. In its determination not to make any quarterly grants under this program to Alain Cohen in fiscal 2012, the Compensation Committee took into consideration his request that he not receive any grants so that a larger portion of each quarterly bonus pool could be allocated to other key employees. The following table shows the amount of bonuses awarded under the equity incentive program for each quarter in fiscal 2012 to each of the executive officers and to other key employees who received a bonus in the respective quarter.

Name	Q1		Q2		Q3		Q4
	$	Shares	$	Shares	$	Shares	$	Shares
Marc A. Cohen	35,392	878	35,766	1,001	0	0	35,407	1,167
Alain J. Cohen	0	0	0	0	0	0	0	0
Mel F. Wesley	11,488	285	11,577	324	176,550	5,000	11,469	378
Other key employees	658,109	16,944	1,337,553	37,435	27,174	700	449,740	14,790

The Compensation Committee believes that the structure of this executive incentive plan and the award of these quarterly bonuses in the form of restricted stock promote its overall compensation philosophy. The Compensation Committee views equity grants as meeting a primary goal of the compensation program, which is to provide key employees who have significant responsibility for the management, growth and future success of our company with the opportunity to participate in the financial gain from price increases in our Common Stock.

The Compensation Committee believes that equity holdings help to align the interests of key employees with those of our public stockholders. In addition, the Compensation Committee believes that the vesting feature of these equity grants promotes its general goal of executive retention because this feature provides an incentive to the executives to remain with our company during the vesting period. Finally, the Compensation Committee believes that an incentive program that is in part discretionary each quarter, based largely on the recent performance of our company as a whole, is an effective way to motivate key employees and management to act as a team to maximize overall company-wide results.

We currently have a policy of granting equity awards on the third trading day following our earnings release in each quarter. In the case of stock options, we establish the exercise price based on the closing price of our Common Stock as reported on the Nasdaq Global Select Market on the grant date. Likewise, in the case of restricted stock, if the number of shares is being determined on the basis of a dollar-denominated bonus as described above, we translate the dollar-denominated bonus into a number of shares of Common Stock in the same manner.

We do not have any equity ownership guidelines for our executive officers.

Employee Benefits

Our executives are eligible to participate in the same medical, dental, life, disability and accident insurance programs that are available to all of our U.S.-based employees. The executives are also eligible to participate in our 401(k) savings plans on the same terms as all of our U.S.-based employees. Our 401(k) savings plan provides a company match corresponding to the amount contributed by the participant subject to a maximum match of $3,000 per employee per year. We offer no deferred compensation plan, no traditional pension plan, and no company-paid retiree benefits.

Compliance with Internal Revenue Code Section 162(m)

One or more executive officer’s annual compensation may exceed $1.0 million. Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), denies a federal income tax deduction for specified compensation in excess of $1.0 million per year paid to the chief executive officer and the three other most highly paid executive officers, other than the chief executive officer, of a publicly traded corporation. Some types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. Our policy is to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, our Compensation Committee may authorize compensation that would not be deductible under Code Section 162(m) or otherwise if it determines that such compensation is in the best interests of our company and its stockholders.

Accounting Considerations

We account for equity compensation paid to our employees under accounting rules that require us to estimate and record an expense over the service period of the award. Our cash compensation, on the other hand, is recorded as an expense at the time the obligation is accrued. The accounting impact of our executive compensation program is one of many factors that the Compensation Committee considers in determining the size and structure of that program.

Compensation Recovery Policy

We do not have a policy to attempt to recover cash bonus payments paid to our executive officers if the performance objectives that led to the determination of such payments were to be restated, or found not to have been met to the extent the Compensation Committee originally believed. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive. In addition, we will comply with the requirements of the Dodd-Frank Act and will adopt a compensation recovery policy once the SEC adopts final regulations on the subject.

Risk Analysis of Our Compensation Plans

The Compensation Committee has reviewed our compensation risk policies as generally applicable to our employees and believes that our policies do not encourage excessive or unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on our company. The design of our compensation policies and programs encourage our employees to remain focused on both our short-term goals and our long-term goals. For example, while our cash bonus plans measure performance on an annual basis, our equity awards typically vest over a number of years, which we believe encourages our employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth summary information concerning the total compensation awarded to, paid to or earned by each of our executive officers in each of the last three fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1) ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation (2) ($)	All Other Compensation (3) ($)	Total ($)
				Restricted Stock	Stock Options
Marc A. Cohen	2012	365,000	—	106,565	—	—		471,565
Chief Executive Officer	2011	365,000	—	122,214	—	559,702	—	1,046,916
	2010	325,000	125,000	25,283	—	—	—	475,283

Alain J. Cohen	2012	365,000	—	—	—	—		365,000
President and Chief Technology Officer	2011	365,000	—	—	—	559,702	—	924,702
	2010	325,000	125,000	25,283	—	—	—	475,283

Mel F. Wesley	2012	274,583	—	211,083	—	—	3,000	488,666
Chief Financial Officer	2011	260,000	30,000	27,833	—	124,378	3,000	445,211
	2010	220,000	60,000	8,086	166,756	—	1,000	455,842

(1)	This column reflects the amount we will record as stock-based compensation in our financial statements over the full vesting period of the respective restricted stock and stock option grants. The assumptions we used in determining stock based compensation are described under the caption “Stock-Based Compensation” in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2012 filed with the SEC. Unlike the amount reflected in our consolidated financial statements, however, the amounts shown above do not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the executive will perform the requisite service to vest in the award.
(2)	This column reflects payments made under our FY 2011 Executive Incentive Bonus Program which were earned in fiscal 2011 but paid to each recipient in fiscal 2012. No bonuses were earned under our FY 2012 Annual Incentive Bonus Program.
(3)	Represents matching contributions under our 401(k) plan.

Grants of Plan-Based Awards

The following table sets forth summary information regarding all grants of plan-based awards made to our executive officers for the fiscal year ended March 31, 2012.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock (2)	All Other Option Awards: Number of Shares Underlying Options	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards (3) ($)
		Threshold ($)	Target ($)	Maximum ($)
Marc A. Cohen	5/11/11				878	—	—	40.31
	8/4/11				1,001	—	—	35.73
	2/9/12				1,167	—	—	30.34
		—	—	—

Alain J. Cohen	—	—	—	—	—	—	—	—

Mel F. Wesley	5/11/11				285	—	—	40.31
	8/4/11				324	—	—	35.73
	11/11/11				5,000	—	—	35.31
	2/9/12				378	—	—	30.34
		—	—	—

(1)	In fiscal 2012, our executive officers were eligible to earn non-equity incentive plan awards under the Formula Bonus Program as described in “Compensation Components – Cash Incentive Bonus Program” above. There were no thresholds, targets or maximum amounts under the Formula Bonus Program. Rather, the awards under the Formula Bonus Program were calculated as a percentage of the excess of the Company’s actual adjusted operating income during fiscal 2012 over the target adjusted operating income set by the Compensation Committee, which meant that each participant’s award could have ranged from zero to an infinite amount, depending on the Company’s actual performance. Because the Company did not meet either threshold under the Formula Bonus Program, no bonuses were ultimately paid for fiscal 2012.
(2)	Reflects grants of restricted stock at no cost to the executive.
(3)	This column reflects the total amount we will record as stock-based compensation in our financial statements in connection with the respective grant over the entire four-year vesting period of the grant. The assumptions we used in determining stock based compensation are described under the caption “Stock-Based Compensation” in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2012 filed with the SEC. Unlike the amount reflected in our consolidated financial statements, however, the amounts shown above do not reflect any estimate of forfeitures related to service-based vesting. Instead, it assumes that the executive will perform the requisite service to vest in the award.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth summary information regarding the outstanding equity awards at March 31, 2012 held by each of our executive officers. These awards were granted under the 2000 Stock Incentive Plan and the 2010 Incentive Plan.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options		Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (2)	Market Value of Shares of Stock That Have Not Vested (3) ($)
	Exercisable	Unexercisable (1)
Marc A. Cohen	50,000	0	5.85	8/8/2012
	48,000	0	11.75	10/22/2013	11,109	322,161
Alain J. Cohen	0	0	—	—	2,694	78,126
Mel F. Wesley	0	40,000	9.79	9/8/19	20,163	584,727

(1)	Mr. Wesley’s grant of 40,000 shares vests in equal installments on the third, fourth, and fifth anniversaries of the grant date (September 8, 2009).
(2)	Executive restricted stock grants vest in equal installments on the second, third, and fourth anniversaries of the grant date.
(3)	Based on a value of $29.00 per share, the closing price of our Common Stock as reported on the Nasdaq Global Select Market on March 30, 2012, the last trading day during fiscal 2012.

Option Exercises and Vested Stock

The following table summarizes the exercise of stock options and the vesting of stock awards for each of our executive officers for the fiscal year ended March 31, 2012.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($) (1)
Marc A. Cohen	45,105	3,055,000	3,576	133,136
Alain J. Cohen	—	—	3,576	133,136
Mel F. Wesley	4,561	237,700	4,011	150,682

(1)	Based on the closing price of our Common Stock on the Nasdaq Global Select Market on the vesting date or, if the vesting date was not a trading date, on the next trading date.

Employment Agreements

None of our executive officers have employment agreements with us.

Marc Cohen and Alain Cohen each entered into a non-compete agreement with us on September 30, 1997. Under the agreements, Marc Cohen and Alain Cohen each agreed not to compete with us during the term of his employment and, in the event that his employment with us is terminated either at his voluntary election or by us for good cause, for a period of 12 months thereafter. In addition, Marc Cohen and Alain Cohen each agreed not to solicit our employees or customers on behalf of any competitor during the same period. Further, Marc Cohen and Alain Cohen each agreed to protect our confidential information during his employment, except as appropriate in the performance of his duties, and after the termination of his employment.

We have also entered into a nondisclosure, non-compete, nonsolicitation and ownership of inventions agreement with Mr. Wesley, under which he has agreed to protect our confidential information during and after the termination of his employment, and not to compete with us during the term of his employment and for 12 months after termination of his employment, regardless of the cause.

Potential Payments Upon Termination or Change of Control

None of our executives have any arrangement that provides for severance payments. None of our executives are entitled to payment of any benefits upon a change in control of our company, except that any unused vacation balance is paid out, and the executives’ equity award agreements provide that in connection with a change in control, all unvested stock options and restricted stock will become fully vested.

DIRECTOR COMPENSATION

Directors are reimbursed for reasonable out-of-pocket expenses incurred in attending meetings of the Board or its committees. We pay non-employee directors an annual retainer of $20,000. Prior to May 6, 2010, we paid directors a fee of $1,000 per day for attending meetings of the Board or its committees in person or by telephone. In May 2010, the Board voted to terminate the $1,000 per day fee and approved a fixed meeting fee of $5,000 per quarter, effective as of April 1, 2010. No director who is also an employee receives separate compensation for services rendered as a director.

Each of our non-employee directors will receive a restricted stock grant equal to 3,000 shares of Common Stock on the date of each annual meeting of our stockholders if he is serving on the Board at that time. These restricted stock grants vest in full on the date of the Annual Meeting next following the option grant date provided the Board member is serving immediately prior to such Annual Meeting.

Each person who becomes a non-employee director other than pursuant to election at an annual meeting of stockholders will be granted a number of restricted shares of Common Stock on the date of his or her election to the Board calculated by multiplying 250 by the number of full calendar months remaining from the date of his or her initial election to the Board until the first anniversary of the prior year’s annual meeting of stockholders. These restricted stock grants vest in full on the date of the Annual Meeting next following the option grant date provided the Board member is serving immediately prior to such Annual Meeting.

Director Compensation Table

The following table sets forth information regarding the compensation of our directors for fiscal 2012. Our executive officers who also served as directors are not included in this table because they were not separately compensated for their service as directors.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)
Steven G. Finn	40,000	100,890	140,890
Ronald W. Kaiser	40,000	100,890	140,890
William F. Stasior	40,000	100,890	140,890

(1)	We granted 3,000 shares of restricted stock to each of our directors on September 12, 2011. This column reflects the amount we will record as stock-based compensation in our financial statements over the vesting period of the restricted stock grants. The assumptions we used in determining stock based compensation are described under the caption “Stock-Based Compensation” in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2012 filed with the SEC. Unlike the amount reflected in our consolidated financial statements, however, the amounts shown above do not reflect any estimate of forfeitures related to service-based vesting. Instead, the amounts shown above assume that the director will perform the requisite service to vest in the award.

The table below shows the aggregate numbers of unvested stock awards and unexercised stock options outstanding for each non-employee director as of March 31, 2012.

Director	Number of Unvested Stock Awards Outstanding	Number of Shares Underlying Unexercised Option Awards Outstanding
Steven G. Finn	3,000	35,000
Ronald W. Kaiser	3,000	10,000
William F. Stasior	3,000	35,000

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

We have a written Related Person Transactions Policy which requires the Audit Committee to review all related party transactions (defined as transactions required to be disclosed pursuant to Item 404 of Regulation S-K of the Securities Act of 1933) on an ongoing basis, and all such transactions must be approved by the Audit Committee. This policy requires that each fiscal quarter we obtain a list of stockholders with an interest of 5% or greater in the Company and determine whether we have had any transactions with anyone on the list. We also consult with each member of the Board each fiscal quarter to determine if there have been any related person transactions or whether any related-person transactions are currently pending.

Related-Person Transactions

During the fiscal year ended March 31, 2012 we did not participate in any transaction with a related person in which the amount involved exceeded $120,000 and in which the related person had or will have a direct or indirect material interest.

No such transactions are currently proposed.

SCHEDULE A

Name	Age	Present Principal Occupation or Employment and Employment History
Randy S. Gottfried	47	Mr. Gottfried has served as the Chief Financial Officer of Riverbed Technology, Inc. (“Riverbed”) since joining Riverbed in February 2004 and as Riverbed’s Chief Operating Officer since October 2012. He served as Riverbed’s Executive Vice President of Business Services from January 2011 until October 2012. He served as Riverbed’s Senior Vice President of Business Services from May 2006 to January 2011. From November 2003 to February 2004, Mr. Gottfried served as Chief Financial Officer of Voltage Security, a security software company. From June 1997 to March 2001 and from July 2002 to March 2003, Mr. Gottfried held various senior finance roles, including Senior Vice President and Chief Financial Officer, with Inktomi Corporation. Mr. Gottfried holds a Masters degree in Business Management from Northwestern University’s Kellogg Graduate School of Management and an undergraduate business degree from the University of Michigan in Ann Arbor. He became a Certified Public Accountant in 1989.

Jerry M. Kennelly	62	Mr. Kennelly co-founded Riverbed in May 2002 and serves as Chairman of the Board of Directors and as Riverbed’s Chief Executive Officer. Immediately prior to founding Riverbed, Mr. Kennelly spent six years at Inktomi Corporation, an infrastructure software company, where he served as Executive Vice President, Chief Financial Officer and Secretary. From June 1990 until joining Inktomi in October 1996, Mr. Kennelly worked for Sybase, Inc., an infrastructure software company, in a number of senior financial and operational positions, most recently as Vice President of Corporate Finance. From November 1988 until June 1990, Mr. Kennelly worked at Oracle Corporation as finance director for US Operations. From June 1980 until November 1988, Mr. Kennelly worked at Hewlett-Packard Company as Worldwide Sales and Marketing Controller for the Tandem Computers Division. Mr. Kennelly holds a Bachelor’s degree from Williams College and a Masters degree from the New York University Graduate School of Business Administration.
Brett A. Nissenberg	39	Mr. Nissenberg has served as Riverbed’s General Counsel since joining Riverbed in February 2005, as Senior Vice President of Corporate and Legal Affairs since January 2011 and as Secretary since April 2006. He served as Riverbed’s Vice President of Corporate and Legal Affairs from February 2005 to January 2011. From October 1997 to January 2005, Mr. Nissenberg was an attorney with the law firm of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, where he represented investors and public and private technology companies in venture capital and corporate financings, public offerings, mergers and acquisitions, and other strategic transactions. Mr. Nissenberg holds a Bachelor’s degree in Political Science from the University of California, Los Angeles, and a J.D. from UCLA School of Law.

Eric S. Wolford	46	Mr. Wolford has served as Riverbed’s President, Products and Marketing since October 2012. He served as Riverbed’s Executive Vice President, General Manager of Products Group from January 2012 until October 2012. He served as Riverbed’s Executive Vice President of Marketing and Business Development from January 2011 to January 2012. He served as Riverbed’s Senior Vice President of Marketing and Business Development from March

Name	Age	Present Principal Occupation or Employment and Employment History
		2005 to January 2011. He served as Riverbed’s Vice President of Marketing and Business Development from May 2003 to March 2005. From June 2001 to May 2003, Mr. Wolford was the Senior Vice President of Marketing and Business Development for netVmg, a network management company. From August 1999 to June 2001, he served as Vice President of Product Marketing and Management at Inktomi Corporation and FastForward Networks (which was acquired by Inktomi Corporation in October 2000), providers of content delivery management software. From 1988 to 1999, Mr. Wolford served in various sales, marketing and product management roles at AT&T. Mr. Wolford holds a Bachelor’s degree in Pre-Medicine from Pepperdine University and an M.B.A. from the New York University Stern School of Business.

Paul B. O’Farrell	47	Mr. O’Farrell has served as Riverbed’s Vice President of Corporate Development and Strategy since July 2007, helping to develop and drive Riverbed’s corporate growth strategy, investments and new ventures. Prior to joining Riverbed, Mr. O’Farrell was a general manager at NetApp, where he ran the company’s technical applications business unit. His team was responsible for NetApp’s NFS file services business and was tasked with accelerating growth in NetApp’s core NAS market. Mr. O’Farrell originally joined NetApp as senior director in charge of corporate development, where he was responsible for driving corporate strategy, mergers and acquisitions, and new ventures. In that role, he worked closely with NetApp’s executive team and board to devise the company’s five-year growth strategy. Mr. O’Farrell has also spent a number years with Cisco Systems (“Cisco”), where he was a senior manager in corporate business development. Before joining Cisco, Mr. O’Farrell held senior strategy and corporate business development roles with Ecast, Viant, and Booz Allen. Mr. O’Farrell holds a Bachelor’s degree in Electronic Engineering from Trinity College and an M.B.A. from London Business School.

Amanda M. Vinson	32	Ms. Vinson is Riverbed’s Director of Corporate Development and has served in Riverbed’s Corporate Development and Strategy group since 2010, helping to drive Riverbed’s corporate acquisition and growth strategies. Prior to joining Riverbed, Ms. Vinson was a Corporate Associate with Wilson Sonsini Goodrich & Rosati, where she represented technology companies in mergers & acquisitions, public offerings and other strategic transactions. Ms. Vinson holds a Bachelor’s degree from Stanford University, a J.D. from the University of Southern California Gould School of Law and an M.B.A from the University of California Berkeley Haas School of Business.

LAZARD FRÈRES & CO. LLC
125 HIGH STREET
FLOOR 21
BOSTON, MA 02110
PHONE 617-342-8000
www.lazard.com

October 28, 2012

Annex II

The Board of Directors

OPNET Technologies, Inc.

7255 Woodmont Avenue

Bethesda, Maryland 20814

Dear Members of the Board:

We understand that OPNET Technologies, Inc., a Delaware corporation (“OPNET”), Riverbed Technology, Inc., a Delaware corporation (“Riverbed”), and Octagon Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Riverbed (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, dated as of October 28, 2012 (the “Agreement”), pursuant to which Riverbed will acquire OPNET (the “Transaction”). Pursuant to the Agreement, Acquisition Sub will make an exchange offer to acquire all of the issued and outstanding shares of the common stock, par value $0.001 per share, of OPNET (“OPNET Common Stock”), in exchange for (i) $36.55 in cash (the “Cash Consideration”) and (ii) 0.2774 of a share of the common stock, par value $0.0001 per share, of Riverbed (“Riverbed Common Stock”) (such number of shares so issuable, together with the Cash Consideration, the “Consideration”) and, after acquiring shares of OPNET Common Stock pursuant to the exchange offer, Acquisition Sub will be merged with and into OPNET and each outstanding share of OPNET Common Stock, other than shares of OPNET Common Stock held by holders who are entitled to and properly demand an appraisal of their shares of OPNET Common Stock (such holders, collectively, “Excluded Holders”), will be converted into the right to receive the Consideration, subject to certain limitations and proration procedures set forth in the Agreement (as to which we express no opinion). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of OPNET Common Stock (other than Excluded Holders) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement;

(ii)	Reviewed certain historical business and financial information relating to OPNET and certain publicly available historical business and financial information relating to Riverbed;

(iii)	Reviewed various financial forecasts and other data provided to us by OPNET relating to the business of OPNET and certain publicly available financial forecasts and other data relating to the business of Riverbed;

(iv)	Held discussions with members of the senior management of OPNET and Riverbed with respect to the businesses and prospects of OPNET and Riverbed, respectively;

PARIS    LONDON    NEW YORK    AMSTERDAM    ATLANTA    BERLIN    BOMBAY    BOSTON    CHICAGO    FRANKFURT HAMBURG    HONG KONG    HOUSTON    LOS ANGELES    MADRID    MILAN    MONTREAL    NEW DELHI    ROME

SAN FRANCISCO    SEOUL    SINGAPORE    STOCKHOLM    SYDNEY    TOKYO    TORONTO

The Board of Directors
OPNET Technologies, Inc.
October 28, 2012
Page 2

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of OPNET and Riverbed, respectively;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of OPNET;

(vii)	Reviewed historical stock prices and trading volumes of OPNET Common Stock and Riverbed Common Stock;

(viii)	Reviewed the potential pro forma financial impact of the Transaction on Riverbed based on the financial forecasts referred to above relating to OPNET and Riverbed; and

(ix)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of OPNET or Riverbed or concerning the solvency or fair value of OPNET or Riverbed, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of OPNET, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of OPNET and Riverbed, respectively. With respect to the publicly available financial forecasts relating to the business of Riverbed, we have assumed, with the consent of OPNET, that they are a reasonable basis upon which to evaluate the future financial performance of Riverbed, and are appropriate for us to utilize in our analyses. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of OPNET Common Stock or Riverbed Common Stock may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which OPNET might engage or the merits of the underlying decision by OPNET to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of OPNET, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. We also have assumed, with the consent of OPNET, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on OPNET, Riverbed or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that OPNET obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction (including, without limitation, the tender and support agreements and noncompetition agreements to be entered into by certain stockholders and employees of OPNET concurrently with the entry into the Agreement). In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

The Board of Directors
OPNET Technologies, Inc.
October 28, 2012
Page 3

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to OPNET in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of OPNET and Riverbed for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of OPNET, Riverbed and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of OPNET (in its capacity as such) and our opinion is rendered to the Board of Directors of OPNET in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of OPNET Common Stock (other than Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Michael Murray
Michael Murray Managing Director

Annex III

DELAWARE GENERAL CORPORATE LAW

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all

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or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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